Exhibit 99.1

MARCH 29, 2023

MANAGEMENT INFORMATION CIRCULAR

2023 Annual Meeting of Shareholders

To be held on May 11, 2023
10:00a.m. (MDT)

Precision
DRILLING

WELCOME TO OUR 2023 MANAGEMENT INFORMATION CIRCULAR

This document includes important information about Precision Drilling Corporation (Precision or the Company) and the business of our 2023 Annual Meeting of Shareholders.

The summary starting on page 5 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2022.

Please take time to read the Management lnformation Circular (the Circular) and remember to vote.

We look forward to seeing you on May 11, 2023.

TABLE OF CONTENTS

1	Letter to Shareholders
3	Notice of Our 2023 Annual Meeting of Shareholders
4	About Precision
5	Summary of 2022
7	Five Year Overview
11	2022 Corporate Governance Highlights
12	Management Information Circular
13	A – The Annual Meeting of Shareholders
14	Summary of Business Items
14	Voting
18	Business of the Annual Meeting
21	About the Nominated Directors
21	Director Profiles
26	Expectations of Directors
30	Corporate Director Compensation
32	B – Corporate Governance and Responsibility
33	A Message from the Chair of the Corporate Governance, Nominating and Risk Committee
34	Our Approach to the Governance
36	Board Governance
43	Committee Reports
46	Corporate Responsibility
47	2022 Corporate Responsibility Highlights
48	C – Executive Compensation
49	A Message from the Chair of the Human Resources and Compensation Committee
52	Compensation Discussion and Analysis
58	2022 Executive Compensation
68	CEO Compensation
73	2022 Compensation Details
81	D – Other Information
84	Appendix A – 2022 Director Continuing Education
86	Appendix B – About DSUs
87	Appendix C – Board of Directors Charter

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to invite you to attend this year’s Annual Meeting of Shareholders of Precision Drilling Corporation to be held virtually via a live webcast May 11, 2023 at 10:00 a.m. MDT. At the meeting, you will have the opportunity to ask questions and vote on several important matters. Attending the virtual meeting provides you with the opportunity to receive an update on our 2022 performance and our strategic priorities going forward. Inside this Circular, you will find important information and instructions about how to participate at our virtual meeting.

The strategic decisions we made since the industry temporarily collapsed in 2020 as a result of the COVID-19 pandemic not only addressed severe near-term challenges due to the pandemic, but also ensured the Company was well positioned to capture opportunities emerging from an industry recovery. We are proud to report that in the second half of 2022, Precision returned to profitability, generating positive quarterly net earnings for the first time since 2019. During the year, we strengthened our balance sheet, exceeded our debt reduction target, and returned $10 million to shareholders through share repurchases. We also continued to improve our competitive position with our AlphaTM technologies and EverGreenTM suite of environmental solutions.

In 2022, Precision focused on three strategic priorities:

1)Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across our Super Series rig fleet and further competitive differentiation through ESG initiatives

2)Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound, and

3)Utilize free cash flow to continue strengthening our balance sheet while investing in our people, and equipment and returning capital to shareholders.

The Precision team successfully delivered on these priorities. We advanced our AlphaTM digital strategy and increased our AlphaTM technologies revenue by over 60% compared to the prior year. We ended the year with 70 AlphaTM enabled Super Triple drilling rigs, representing a 49% increase over the prior year. Precision’s EverGreenTM suite of environmental solutions was launched in 2021, offering multiple technologies aimed at reducing and quantifying greenhouse gas emissions at the wellsite. In 2022, we began generating meaningful revenue from this product line and exited the year with seven field-deployed EverGreenTM Battery Energy Storage Systems, 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

During the year, we generated cash provided by operations of $237 million, representing a 70% increase over the prior year due to higher activity, day rates and operating margins. In 2022, our active rig count increased 40% in the U.S. and 30% in Canada and we expanded our daily operating margins by 41% in the U.S. and 36% in Canada, as compared with 2021. Other notable accomplishments in 2022 included the acquisition of High Arctic’s well servicing business and rental assets, and the award of four five-year drilling contracts in Kuwait following the renewal of three five-year drilling contracts in the Kingdom of Saudi Arabia. These accomplishments were well aligned with our strategic priorities as they provided scale and improved the free cash flow profile of the Company.

We leveraged our high-quality, digitally-enabled Super Series fleet and lean cost structure to generate free cash flow and reduce debt by $106 million, achieving approximately $770 million in debt reduction since the beginning of 2018. Precision is on track to meet its recently updated long-term debt repayment goal of reducing total debt by $500 million between 2022 and 2025 and reaching a sustained Net Debt to Adjusted EBITDA leverage ratio of below 1.0 times by the end of 2025 (Net Debt to Adjusted EBITDA is a non-GAAP ratio – see Financial Measures and Ratios on page 81).

Our people remain our most valuable asset and we are dedicated to the training and development of our employees. In 2022, over 1,300 employees were trained on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership and communication. We also continue to foster a culture that is inclusive and encourage our people to contribute their differing perspectives, ideas and experiences to advance the way we live and work.

Despite the recent market volatility, Precision is well-positioned to capitalize on opportunities in the oilfield services sector and the broader energy industry in 2023. Our strategic focus on Super Series equipment, developing our people, and commercially deploying digital and emissions-reducing technologies will continue to serve as competitive differentiators.

2023 Management Information Circular1

Please Read this Circular

This Circular includes important information that will help you decide how to vote your shares.

This year we are asking you to elect eight directors to the Board for a term of one year. All of our nominees are qualified and experienced and have agreed to stand for election. You can read about each nominee beginning on page 21.

You will also have an opportunity to participate in our ‘say-on-pay’ advisory vote. We have held this advisory vote every year since 2011 as we believe it is an important way to engage our shareholders and to receive direct and regular feedback on our approach to executive compensation. Historically, we have received consistently high shareholder voter turnout and strong support. In 2022, our advisory vote received 88% shareholder support, with 64% of the shares outstanding voting. Our Board and Human Resources and Compensation Committee (HRCC) are continually engaging with shareholders and considering their feedback when reviewing our compensation plans. You can read more about our executive compensation plans in the message from the Chair of the HRCC beginning on page 49, and the compensation discussion and analysis section beginning on page 52.

Your Vote Is Important

Your vote is very important to us. This is your opportunity to voice your opinion and vote on matters of key importance to our Company.

No matter how many shares you own, you can vote your shares by following the procedures described in the Circular and attending the virtual meeting, or by using the enclosed proxy form, or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, TMX Investor Solutions Inc. (toll-free in North America) 1.800.549.6746 or 1.201.654.4898 (to call collect from outside North America). You may also send an email to info_tmxis@tmx.com.

In Closing

As we conclude a very successful 2022 for Precision, we would like to acknowledge the hard work and dedication of our passionate people across the Precision organization. We have complete confidence in the value created by our adherence to Precision’s Core Values, the deployment of our Super Series rig fleet, AlphaTM Technologies, EverGreenTM suite of environmental solutions, and our operational support systems.

Our focus on environmental, social and governance (ESG) leadership within our communities and the industry continues to be paramount, and we are pleased to have transitioned our ESG reporting to a new, interactive page on our website. We will continue to share performance metrics on this page, and the new format will allow us to provide accurate, timely, and reoccurring updates on our efforts and successes more frequently than was previously possible through an annual corporate responsibility report.

We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong liquidity position, commitment to safety and an excellent customer base. We have an experienced management team committed to our stakeholders and dedicated to growing equity value for our shareholders.

Mr. Brian Gibson has decided to retire and not stand for re-election after serving on the Board since 2011. We would like to thank Mr. Gibson for his long-standing service and many contributions as a director throughout the years.

We are currently in the process of recruiting a female director to complement the background and experience of our current board membership and achieve at least 30% representation of women on our Board by the end of 2023.

The Board is confident in Precision’s ability to successfully navigate through any challenges and opportunities in 2023, while continuing to strengthen our position as a leading provider of services to the oil and natural gas industry.

Please remember to vote. We thank you for your continued confidence and look forward to the virtual meeting on May 11, 2023, which will be available at https://web.lumiagm.com/220635712.

Sincerely,

Steven W. Krablin Chair of the Board of Directors	Kevin A. Neveu President and Chief Executive Officer

N

2023 Management Information Circular2

NOTICE OF OUR 2023 ANNUAL MEETING OF SHAREHOLDERS

2023 Management Information Circular3

ABOUT PRECISION

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs operated by highly-skilled and well-trained personnel. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM technologies that utilize advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪

a high-quality land drilling rig fleet, with AC Super Triple rigs enabled with our AlphaTM technologies and supported by our EverGreenTM suite of environmental solutions delivers consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact

▪	size and scale of our vertically integrated operations that provide higher margins and better service capabilities
▪	diverse, highly-skilled and well-trained passionate people focused on operational excellence, which includes corporate responsibility, safety and field performance, and
▪	a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

The summary below gives a snapshot of Precision – what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO

✓Design, construct, and operate onshore drilling and well service rigs

✓Provide rental equipment, lodging and ancillary services to customers

✓Drill oil, natural gas, and geothermal wells at the direction of our E&P customers

✓Prioritize health, safety, and environmental stewardship, while delivering superior services

✓Develop rig technology focused on increasing efficiency, safety, and reducing our customers’ and our environmental footprint through our AlphaTM technologies and our EverGreenTM suite of environmental solutions

✓Recruit, train, retain and develop our people

✓Provide industry leading training to our field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas

✓Employ approximately 5,100 people

✓Provide a full range of health, disability, retirement, and educational assistance benefits for our employees

✘Operate offshore drilling rigs

✘Transport, refine, or store oil and natural gas

✘Hydraulic fracturing

✘Own, lease, or manage land where our rigs operate

✘Participate in downstream operations

✘Pump water underground, or treat and dispose of wastewater from drilling sites

✘Produce oil and natural gas

We established the following strategic priorities for 2023:

2023 Strategic Priorities

▪Deliver High Performance, High Value service through operational excellence.

▪Maximize free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions.

▪Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt reduction for shareholder returns. Increase long-term debt reduction target to $500 million between 2022 and 2025 and achieve sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times.

(1) Adjusted EBITDA is a non-GAAP measure – see Financial Measures and Ratios on page 81.

2023 Management Information Circular4

SUMMARY OF 2022

In 2022, the world economy continued to recover from the COVID-19 pandemic and demand for global energy increased. High commodity prices and low inventory levels, following a multi-year period of upstream underinvestment, provided a strong backdrop for the oilfield services industry with drilling activity increasing 52% in the U.S. and 33% in Canada over the prior year.

With strong supply-demand fundamentals for energy, oil and natural gas prices were generally high in 2022 with price volatility caused by geopolitical issues, supply chain disruptions, inflation, climbing interest rates and increased economic uncertainty. In the U.S., WTI averaged US$94.23 per barrel, an increase of 39% from the prior year, and Henry Hub natural gas prices increased 75% to average US$6.51 per MMBtu.

Precision remains the most active onshore driller in Canada with approximately 32% market share and approximately 8% market share in the U.S.

Our vision is to be globally recognized as the High Performance, High Value provider of digitally optimized and environmentally responsible land drilling services. Our mission is to deliver High Performance through passionate people supported by quality business systems, superior equipment and technologies designed to optimize results and reduce environmental, human and operational risks. We create High Value by operating sustainably, lowering our customers’ risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors.

We work toward this vision and support it by defining and measuring our results against strategic priorities. Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives.

Our 2022 strategic priorities and the effectiveness of our strategic initiatives are summarized below.

2022 Strategic Priorities	2022 Results

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives

▪Grew AlphaTM revenue by over 60% compared to 2021.

▪Increased total paid days for AlphaAutomationTM by over 50% from 2021.

▪Ended the year with 70 AlphaTM rigs, a 49% increase from the beginning of the year.

▪Expanded our commercial AlphaAppsTM to 21 versus 16 a year ago and increased AlphaAppsTM paid days by 15% from 2021.

▪Exited 2022 with seven field deployed EverGreenTM Battery Energy Storage Systems (BESS), 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound

▪Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.

▪Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.

▪Increased our daily operating margins 41% in the U.S. and 36% in Canada.

▪Acquired High Arctic’s well servicing business and associated rental assets and increased our Completion and Production Services’ Adjusted EBITDA(1) to $38 million versus $6 million in 2021.

▪Awarded four five-year drilling contracts in Kuwait, increasing our International rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.

Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders

▪Reduced debt by $106 million, ending the year with approximately $600 million in available liquidity (which is cash plus unused credit facilities).

▪Returned $10 million of capital to shareholders through share repurchases.

▪Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.

▪Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provide over 10,000 hours of training.

(1) Adjusted EBITDA is a non-GAAP measure – see Financial Measures and Ratios on page 81.

2023 Management Information Circular5

In this Circular, we use certain non-GAAP financial measures and ratios to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Funds Provided by (Used in) Operations, Net Debt to Adjusted EBITDA and Return on Capital Employed do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 81 of this Circular or page 40 of our 2022 Annual Report on our website (www.precisiondrilling.com) and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Share Performance

The graphs below show Precision’s daily share price and trading volumes during 2022 on the two exchanges on which we trade. Please see page 72 for a comparison of our total shareholder return (TSR) to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2022 PSU Performance Peer Group.

2023 Management Information Circular6

FIVE YEAR OVERVIEW

Accomplishments and Highlights

In the previous five years, management and the Board have set strategic priorities that are aligned with current market conditions, which have had a direct impact on our short and long-term goals. Management has consistently achieved the targets set out in these annual strategic priorities.

2022 Accomplishments

2022 Strategic Priorities	2022 Results

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives

▪Grew AlphaTM revenue by over 60% compared to 2021.

▪Increased total paid days for AlphaAutomationTM by over 50% from 2021.

▪Ended the year with 70 AlphaTM rigs, a 49% increase from the beginning of the year.

▪Expanded our commercial AlphaAppsTM to 21 versus 16 a year ago and increased AlphaAppsTM paid days by 15% from 2021.

▪Exited 2022 with seven field deployed EverGreenTM Battery Energy Storage Systems (BESS), 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound

▪Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.

▪Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.

▪Increased our daily operating margins 41% in the U.S. and 36% in Canada.

▪Acquired High Arctic’s well servicing business and associated rental assets and increased our Completion and Production Services’ Adjusted EBITDA(1) to $38 million versus $6 million in 2021.

▪Awarded four five-year drilling contracts in Kuwait, increasing our international rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.

Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders

▪Reduced debt by $106 million, ending the year with approximately $600 million in available liquidity (which is cash plus unused credit facilities).

▪Returned $10 million of capital to shareholders through share repurchases.

▪Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.

▪Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provide over 10,000 hours of training.

(1) Adjusted EBITDA is a non-GAAP measure – see Financial Measures and Ratios on page 81.

2022 Highlights

In 2022, Precision returned to profitability during the second half of the year, generating positive net earnings for the first time since 2019. During the year, we strengthened our balance sheet, exceeding on debt reduction target and returned $10 million to shareholders through share repurchases.

On January 6, 2022, Precision introduced its capital allocation framework through 2025; announced the 2021 debt reduction and year-end liquidity updates; and gave an operations update for drilling activity, Alpha™ technologies and EverGreen™ suite of environmental solutions.

On July 27, 2022, we acquired the well servicing business and associated rental assets of High Arctic Energy Services for an aggregate purchase price of $38 million. The transaction provided Precision with rental assets, ancillary support equipment, inventories and spares, and six additional operating facilities in key basins, four of which are owned.

On July 8, 2022, we published our third annual Corporate Responsibility Report that highlights the Company’s progress in ESG efforts and provides an outline of Precision’s ESG strategies, focus areas, and performance. We expanded our reporting to include additional elements from the Sustainability Accounting Standards Board and Task Force on Climate-Related Financial Disclosures guidelines. Our Corporate Responsibility Report also incorporated a significantly broader base of ESG related metrics – including emissions and energy use – where relevant and reliable information is available.

On August 29, 2022, we renewed our normal course issuer bid (NCIB) through the facilities of the TSX and NYSE. Pursuant to the renewed NCIB, we were authorized by the TSX to acquire up to a maximum of 1,148,771 Common Shares, representing 10% of the public float, for cancellation. During the year, we repurchased and cancelled 130,395 shares for approximately $10 million. These repurchases were funded from cash flow and accounted for approximately 1.1% of our available public float.

On October 19, 2022, Precision announced that it was awarded four drilling contracts in Kuwait, each with a five-year term and an optional one-year renewal. The contract awards are for our AC Super Triple 3000 HP rigs and will increase our active rig count in Kuwait from three rigs to five rigs by the middle of 2023. We also announced that we signed our third drilling rig in the Kingdom of Saudi Arabia to a five-year contract extension, following two earlier five-year contract signings in the second quarter of 2022. With the three contract extensions in the Kingdom of Saudi Arabia and the Kuwait contract awards, Precision will have eight rigs under long-term contracts in the Middle East stretching into 2028 and representing approximately US$600 million (approximately C$820 million) in backlog revenue.

We ended 2022 with a total debt reduction of $106 million, exceeding our goal of $75 million.

2023 Management Information Circular7

2021 Accomplishments

2021 Strategic Priorities	2021 Results
Grow revenue and market share through our digital leadership position

▪Increased revenue by 6% as compared with 2020 as we achieved an average market share of 33% in Canada and 9% in the U.S.

▪Ended the year with 47 AlphaTM rigs, a 21% increase from the beginning of the year.

▪Increased our paid AlphaAutomationTM days by 123% versus the prior year.

▪Expanded our commercial AlphaAppsTM to 16 versus six in 2020 and increased AlphaAppsTM paid days by more than 600% year over year.

▪Negotiated a long-term supply agreement to outfit the balance of the Super Triple rig fleet with AlphaAutomationTM kits, mitigating inflationary pressures and supply chain risk.

Demonstrate operational leverage to generate free cash flow and reduce debt

▪Reduced debt by $115 million, exceeding the midpoint of our targeted range.

▪Ended the year with more than $530 million in available liquidity.

▪Returned $4 million of capital to shareholders through share repurchases.

▪Extended our debt maturities with our earliest maturity date now in 2025 as we:

▪issued US$400 million of unsecured senior notes due in 2029,

▪redeemed our 2023 and 2024 unsecured senior notes, and

▪extended the maturity of our Senior Credit Facility to June 18, 2025.

▪Disposed of non-core and underutilized assets for proceeds of $13 million, which included divesting the directional drilling assets for an ownership stake in Cathedral Energy Services Ltd.

Deliver leading ESG performance to strengthen customer and stakeholder positioning

▪Published our second annual Corporate Responsibility Report.

▪Formed our ‘E-Team’ and ‘S-Team’ to develop and implement certain ESG strategies and tactics.

▪Launched Precision’s EverGreenTM suite of environmental solutions during the year.

▪Secured customer commitments to deploy three BESS in the first quarter of 2022 and expect several additional commitments by mid-2022.

▪Expect to deploy eight Integrated Power & Emissions Fuel Monitoring Systems in early 2022.

2021 Highlights

In 2021, Precision continued to proactively respond to the COVID-19 pandemic by implementing our comprehensive safety protocols to protect the health and welfare of our people and other stakeholders. Once again, we did not suffer any material shutdowns, interruption of services or capability reductions due to the pandemic.

In June 2021, we completed a US$400 million offering of 6.875% unsecured senior notes due in 2029 (2029 Notes) in a private placement. Net proceeds (and unutilized capacity under our syndicated senior credit facility (the Senior Credit Facility)) were used to redeem all outstanding 7.75% senior notes due 2023 (2023 Notes) and 5.25% senior notes due 2024 (2024 Notes).

On June 18, 2021, we amended our Senior Credit Facility to extend the maturity to June 2025, in addition to an extension and amendment of certain covenant relief provisions from our lenders.

On July 14, 2021, we published our second annual Corporate Responsibility Report that documents our progress in ESG efforts and outlined our ESG strategies, focus areas and performance. We also announced the creation of our Environmental (E) and Social (S) Teams, comprised of well-qualified and diverse leaders from across the organization who focus on coordinating and developing strategies, plans and technologies to reduce environmental impacts and enhance our social programs and outreach.

On July 14, 2021, we announced the brand launch of our EverGreenTM suite of environmental solutions, bolstering our commitment to reducing the environmental impact of oilfield operations. Our EverGreenTM suite of environment solutions is comprised of EverGreenMonitoringTM, EverGreenEnergyTM and EverGreenTM Fuel Cell.

On July 23, 2021, we divested our directional drilling business to Cathedral Energy Services, Ltd. (Cathedral) for approximately $6 million. The transaction included the sale of operating assets and personnel transfer from our directional drilling business (including our operations facility in Nisku, Alberta) and Precision’s investment of $3 million in Cathedral. In addition, Precision and Cathedral entered into a strategic marketing alliance to support mutual business and technology initiatives. The purchase price was satisfied through the issuance by Cathedral to Precision of 13,400,000 common shares along with warrants for an additional 2,000,000 common shares. Precision was also granted the right to nominate a member of Cathedral’s board of directors pursuant to an investor rights agreement, resulting in the appointment of Shuja Goraya, our Chief Technology Officer.

On August 27, 2021, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buy back up to 1,317,158 shares, representing 10% of our public float, by August 26, 2022. During the year, we repurchased and cancelled 155,168 shares for approximately $4 million. These repurchases were funded from cash flow and accounted for approximately 1.2% of our available public float.

Our 2021 targeted debt reduction range was $100 million to $125 million. We ended 2021 with a total of $115 million of debt reduction, exceeding the low end of our targeted range by $15 million. During 2021, we redeemed and retired the outstanding amounts of our 2023 Notes and 2024 Notes using net proceeds of our 2029 Notes issuance and drawings on our Senior Credit Facility.

2023 Management Information Circular8

2020 Accomplishments

2020 Strategic Priorities	2020 Results
Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 and by $700 million between 2018 and 2022

▪Generated cash provided by operations of $226 million, compared with $288 million in 2019.

▪Reduced total debt by $171 million, exceeding our targeted range.

▪Increased our long-term debt reduction target from $700 to $800 million from 2018 through 2022.

▪At year-end, we had reduced debt levels by approximately $550 million, just three years into our five-year debt reduction plan.

▪Ended the year with $661 million in available liquidity.

▪Returned $11 million of capital to shareholders through share repurchases.

Demonstrate operational excellence in all aspects of our business including operational, financial and ESG metrics

▪Achieved record market share of over 30% in Canada and sustained strong market share of approximately 8% in the U.S.

▪Earned daily operating margins (revenue less operating costs per utilization day) of US$11,518 in the U.S. and $8,065 in Canada during the year. International day rates remained stable at US$54,811.

▪Generated Adjusted EBITDA(1) of $263 million, down 33% from 2019 despite a 42% reduction in global drilling activity levels due to the COVID-19 pandemic.

▪Reported positive cash flow and Adjusted EBITDA of $11 million from our Completion & Production Services segment.

▪Published our first Corporate Responsibility Report, conducted a materiality assessment and established Scope 1 and 2 emission baselines.

Leverage our AlphaTM suite of technologies platform as a competitive differentiator and source of financial returns for Precision

▪Ended the year with 39 AlphaTM rigs in the North American market.

▪Drilled approximately 650 wells with AlphaAutomationTM in 2020.

▪Had 18 AlphaAppsTM available, six of which were commercial.

▪Drilled approximately 200 wells with AlphaAppsTM, resulting in over 2,300 app-days during the year.

▪Commercialized AlphaAnalyticsTM.

(1) Adjusted EBITDA is a non-GAAP measure – see Financial Measures and Ratios on page 81.

2020 Highlights

Precision responded to the pandemic throughout 2020 by implementing comprehensive safety protocols to protect the health and welfare of our people and stakeholders from the risks of COVID-19. As a result of acting quickly and aggressively, Precision did not suffer any shutdowns, interruption of services, or any capability reductions due to the pandemic.

On April 9, 2020, we amended our Senior Credit Facility to obtain certain covenant relief from our lenders to March 2022.

On August 27, 2020, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allowed us to buy back up to 1,199,883 million shares, representing 10% of our public float, by August 26, 2021. During 2020, we repurchased and cancelled 420,588 shares (on a post-consolidation basis) for approximately $11 million. These repurchases were funded from cash flow and accounted for approximately 3.5% of our available public float.

In October 2020, we published our first Corporate Responsibility Report and conducted a materiality assessment to identify material areas of focus.

On November 12, 2020, we implemented a 20:1 share consolidation that resulted in 13,459,593 shares outstanding as of December 31, 2020.

Our 2020 targeted debt reduction range was $100 million to $150 million. During 2020, we retired the remainder of our 6.5% unsecured senior notes due 2021 (2021 Notes) with total redemptions of US$88 million. We also repurchased and cancelled US$3 million of the 2021 Notes, US$59 million of the 2023 Notes, US$44 million of 2024 Notes, and US$22 million of the 7.125% unsecured senior notes due in 2026 (2026 Notes). We ended 2020 with a total of $171 million of debt reduction, exceeding the high end of our targeted range by approximately $21 million.

2019 Accomplishments

2019 Strategic Priorities	2019 Results
Generate strong free cash flow and utilize $200 million to reduce debt in 2019

▪Reduced debt by $205 million exceeding the high end of our original targeted range.

▪Returned $26 million of capital to shareholders through share repurchases.

▪Ended the year with a cash balance of $75 million.

▪Completed a one-year extension of our US$500 million Senior Credit Facility.

▪Disposed of non-core assets for cash proceeds of $91 million.

Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management

▪Increased Adjusted EBITDA(1) 5% over 2018 to $392 million, despite a significant decrease in Canadian industry activity.

▪Achieved highest market share on record in the U.S. and Canada averaging 8% and 28%, respectively.

▪Improved U.S. contract drilling margins 19% compared to 2018.

▪Grew Completion and Production Services’ Adjusted EBITDA 62% over 2018.

Full scale commercialization and implementation of our AlphaAutomationTM platform, AlphaAppsTM and AlphaAnalyticsTM

▪Ended the year with 34 AlphaAutomationTM systems deployed in the field and on both our training rigs.

▪Achieved full commercialization of AlphaAutomationTM, with over 90% utilization of systems deployed and earning commercial rates.

▪Drilled more than 600 wells with AlphaAutomationTM in 2019.

▪Ended the year with drilling 15 AlphaAppsTM either commercialized or in final stages of development.

(1) Adjusted EBITDA is a non-GAAP measure – see Financial Measures and Ratios on page 81.

2023 Management Information Circular9

2019 Highlights

During the year, we divested several non-core assets, including five idle rigs in Mexico, snubbing assets and our Terra Water Treatment Systems business.

In July, our sixth rig in Kuwait commenced drilling operations.

In August, we launched our NCIB authorizing us to repurchase up to 29.2 million common shares (pre-consolidation) by August 2020. We used the NCIB to repurchase and cancel 16.5 million common shares (pre-consolidation) for $26 million.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2023.

In November, we introduced our AlphaTM technologies, including AlphaAutomationTM, AlphaAppsTM, and AlphaAnalyticsTM. We also announced full commercialization of our 34 AlphaAutomationTM systems deployed throughout North America.

In 2019, we redeemed US$75 million principal amount of the 2021 Notes, and repurchased and cancelled US$5 million of the 2023 Notes, US$43 million of the 2024 Notes, and US$30 million of the 2026 Notes.

We reduced our long-term debt by $205 million.

2018 Accomplishments

2018 Strategic Priorities	2018 Results
Commercial deployment of Process Automation Controls and Directional Guidance Systems on a wide scale

▪Added ten Process Automation Control (PAC) systems and ended the year with 31 systems deployed in the field, a 50% increase from the beginning of the year.

▪Equipped both training rigs in Nisku and Houston with PAC technology.

▪Drilled 365 wells in 2018 utilizing PAC technology and drilled 119 wells utilizing its directional guidance system, over half of which were drilled without any directional drillers on location.

▪At year end, Precision, its partners, customers and several third parties had 15 drilling performance applications under development with several applications in field trials.

▪Completed ERP system upgrade to improve the Company’s ability to process increased data flows.

Enhance financial performance through higher utilization and improved margins

▪Increased consolidated utilization days 14% year-over-year.

▪Grew drilling margins 25% in the U.S. and 4% in Canada, while International drilling margins remained stable.

▪Achieved highest market share on record in the U.S. of over 7.5%.

Reduce debt by generating free cash flow while continuing to fund only the most attractive investment opportunities

• Target $75 million to $125 million debt repayment in 2018.

• Target $300 million to $500 million debt repayment by year-end 2021

▪Generated funds provided by operations of $311 million, representing a 69% increase year-over-year.

▪Reduced debt by $174 million, exceeding the high end of our targeted range.

▪Grew our cash balance by $32 million throughout the year.

▪Completed two new-build rigs in the U.S. market and began constructing a sixth new-build rig in Kuwait.

▪Reinvested $126 million into our equipment and infrastructure and disposed of underutilized assets for proceeds of $24 million.

2018 Highlights

In July, we announced the award of a new build drilling rig in Kuwait under a five-year contract with an optional one-year extension.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2022.

During the year, we redeemed US$80 million and repurchased and cancelled US$3 million principal amount of our 2021 Notes and repurchased and cancelled US$49 million of our 2024 Notes.

We reduced our long-term debt by $174 million.

2023 Management Information Circular10

2022 CORPORATE GOVERNANCE HIGHLIGHTS

Notes:

(1) See definition of “Other Diverse Persons” under Diversity, Equity and Inclusion – Board Diversity on page 41.

2023 Management Information Circular11

MANAGEMENT INFORMATION CIRCULAR

You have received this Management Information Circular because you owned Precision shares on March 22, 2023, the record date for the meeting, and are entitled to vote your shares at our Annual Meeting on May 11, 2023 beginning at 10:00 a.m. MDT. This year’s meeting will be in a virtual-only format via live audio webcast. You can access the meeting at https://web.lumiagm.com/220635712. You will be able to attend via an online platform that will allow you to ask questions, vote and participate electronically in real time. As with a physical meeting, only registered shareholders and duly appointed proxyholders who have standing at the meeting will be able to address the meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained TMX Investor Solutions Inc. (TMXIS) to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $38,000 for their services.

You can vote by proxy if you are unable to vote at the virtual meeting. As in past years, we expect that the vast majority of all votes will be cast in advance of the meeting by proxy.

You can attend the virtual meeting online at

https://web.lumiagm.com/220635712.

The live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder.

In this Management Information Circular:

∎you and your mean holders of Precision’s common shares

∎we, us, our and Precision mean Precision Drilling Corporation

∎shares and Precision shares mean Precision’s common shares

∎shareholder means a holder of Precision’s common shares

∎Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 22, 2023, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Phone: 403.716.4500

About Your Package of Materials

This year we are again using notice-and-access for registered and beneficial holders where possible to reduce our printing and mailing costs.

 We can deliver our materials for the meeting electronically if you are:

▪ a registered shareholder and consented in writing to receive the items electronically

▪ a beneficial shareholder and asked not to receive printed copies of our materials.

 Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

 We have sent you a complete package of printed materials if you are:

▪ a registered shareholder and did not consent in writing to receive the items electronically

▪ a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

 Turn to page 14 to read more about registered and beneficial shareholders. If you have questions, please contact TMXIS:

▪ 1.800.549.6746 (toll-free in North America)

▪ 1.201.654.4898 (collect, outside North America)

▪ info_tmxis@tmx.com

2023 Management Information Circular12

A - THE ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders is your opportunity to vote on the items of business, ask questions, and listen to an update on our 2022 performance and plans for the future.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors nominated for election to the Board this year.

14	Summary of Business Items

14	Voting
	14	Who Can Vote
	14	How to Vote
	15	Registered Shareholders
	16	Registering your Proxyholder to Participate at the Meeting
	16	Attending and Participating at the Meeting

18	Business of the Annual Meeting

21	About the Nominated Directors
	21	Director Profiles

26	Expectations of Directors
	26	Integrity
	26	Attendance and Responsibilities
	26	Serving on Other Boards
	28	Skills and Experience
	29	Director Development and Continuing Education
	29	Director Orientation
	29	Director Share Ownership Guidelines

30	Corporate Director Compensation
	30	Approach
	30	2022 Director Compensation

2023 Management Information Circular13

SUMMARY OF BUSINESS ITEMS

Time and Date – 10:00 a.m. MDT on May 11, 2023Virtual Attendance – https://web.lumiagm.com/220635712

VOTING

Who Can Vote

Only holders of Precision shares as of the close of business on March 22, 2023 have the right to vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders entitled to vote at the meeting. Computershare’s contact information is on page 15.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

As of March 22, 2023, we had 13,721,788 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of one organization that owns or controls 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or vote at the meeting by completing a ballot online during the meeting, as further described under “Attending and Participating at the Meeting.” Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

2023 Management Information Circular14

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their common shares over the telephone. Alternatively, TMXIS may contact such beneficial shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact TMXIS:

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Phone:	1.800.549.6746 (toll free in North America) 1.201.654.4898 (outside North America)
Email:	info_tmxis@tmx.com
Registered Shareholders Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer (CEO or Chief Executive Officer), or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

▪for electing each nominated director

▪for appointing the auditors

▪for our approach to executive compensation

Beneficial Shareholders

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the meeting

If you wish to vote at the meeting online, then you must appoint yourself as proxyholder and follow the directions provided on the voting instruction form in your package. See “Registering your Proxyholder to Participate at the Meeting” and “Attending and Participating at the Meeting.”

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they must attend the meeting online and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. See “Attending and Participating at the Meeting” for details on how to vote at the meeting.

Computershare must receive your instructions by 10:00 a.m. MDT on May 11, 2023. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, M5J 2Y1, Canada	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

2023 Management Information Circular15

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can do this at any time up, until the start of the meeting. If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy. You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 10:00 a.m. MDT on May 11, 2023 to our registered office at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened or you must vote at the postponed or adjourned meeting online. You may change your vote only in respect of items of business that have not yet been voted on.

Registering your Proxyholder to Participate at the Meeting

Shareholders who wish to appoint themselves or a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit www.computershare.com/PrecisionDrilling by 10:00 a.m. MDT on May 11, 2023 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

For U.S. beneficial shareholders, to attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. MT on May 11, 2023. You will receive a confirmation of your registration by email after we receive your registration materials. If you are validly registered, you may attend the Annual Meeting and vote your shares at https://web.lumiagm.com/220635712 during the meeting. Please note that you are required to register your appointment at www.computershare.com/PrecisionDrilling.

Attending and Participating at the Meeting

The meeting will be hosted virtually by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 10:00 a.m. MT on May 11, 2023.

Shareholders and duly appointed proxyholders and guests can attend the meeting online by going to https://web.lumiagm.com/220635712.

Registered shareholders and duly appointed proxyholders can participate in the meeting (vote and submit questions) by clicking “I have a login” and entering a Username and Password before the start of the meeting.

▪	Registered shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “precision2023” (case sensitive).
▪	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “precision2023” (case sensitive).

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders. Non-registered shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

2023 Management Information Circular16

Beneficial shareholders who have not appointed themselves as proxyholder and who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the meeting; however, they will not be able to vote or submit questions.

You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements.

If you are accessing the meeting, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting and vote for any reason.

Registered shareholders and duly appointed proxyholders will have an opportunity to ask questions at the meeting using the online platform tool on matters of business at the Meeting. As at an in-person meeting, to ensure fairness for all attendees, the chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that are determined to be inappropriate or otherwise out of order.

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://web.lumiagm.com/220635712 for additional information.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/220635712 prior to the start of the meeting. In order to vote, non-registered shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/PrecisionDrilling after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Registering your Proxyholder to participate at the Meeting” for details).

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Without a Username, proxyholders will not be able to vote at the meeting.

2023 Management Information Circular17

BUSINESS OF THE ANNUAL MEETING

1.RECEIVE THE 2022 CONSOLIDATED FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2022 (2022 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2022 Consolidated Financial Statements and no vote is required. However, you will have an opportunity to ask questions at the meeting.

We mailed our 2022 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2022 Annual Report on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2.ELECT THE DIRECTORS

You can vote on electing eight directors to our Board for a one-year term:

Michael R. Culbert William T. Donovan Steven W. Krablin	Lori A. Lancaster Susan M. Mackenzie Dr. Kevin O. Meyers	Kevin A. Neveu David W. Williams

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board and you can read about each of them in the director profiles beginning on page 21.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

Each director will serve until the end of the next annual general meeting, unless he or she resigns, and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The CGNRC will review the matter and recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The impacted director will not participate in any Board or committee deliberations on the matter. The Board will render its decision and the reasons for the decision within 90 days of the applicable meetings. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

2023 Management Information Circular18

3.APPOINT THE AUDITORS AND AUTHORIZE THE DIRECTORS TO SET THE AUDITORS’ FEE

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax advisory and compliance services.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2022. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2021	2022
Audit fees	$1,049,861	$1,359,189
for professional audit services
Audit-related fees	$—	$—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$315,658	$260,453
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
All other fees	$14,038	$3,487
for products and services other than those disclosed above
Total	$1,379,557	$1,623,129

4.PARTICIPATE IN OUR ‘SAY-ON-PAY’ ADVISORY VOTE

At Precision, our compensation programs are comprised of base salary, and targeted short and long-term incentives. In the design of our programs, we aim to achieve the following:

▪Align with shareholder interests

▪Provide market competitive “targeted” compensation levels with a comparator peer group

▪Provide a direct link between executive pay and share price, financial and operational performance, and

▪Support our business strategies.

Please take time to read about our executive compensation program, which starts on page 52. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests and the Board’s decisions about executive pay for 2022.

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

2023 Management Information Circular19

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2023 Annual Meeting of Shareholders.”

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters. The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future.

We have typically received strong support from our shareholders. In 2022, we received 88% in favour of our approach to executive compensation. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

Please take time to read about our executive compensation program, which starts on page 52. The Compensation Discussion and Analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2022.

5.OTHER BUSINESS

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

  About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2022, or up until March 22, 2023, that has had or will have a material effect on us or any of our subsidiaries.

2023 Management Information Circular20

ABOUT THE NOMINATED DIRECTORS

The Board has decided that eight directors will be elected to the Board this year. The CGNRC believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting. Our diversity policy sets a target of achieving 30% representation of females on our Board, a target we are committed to achieving by the end of 2023.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

(1) See definition of “Other Diverse Persons” under Diversity, Equity and Inclusion – Board Diversity on page 41.

DIRECTOR PROFILES

Steven W. Krablin

Chair of the Board

Independent

Houston, Texas, USA

Age 72

Director since May 2015

Citizenship

USA

Committee Memberships

Audit Committee

Corporate Governance, Nominating and Risk Committee

Human Resources and Compensation Committee

Other Public Boards: 0

2022 Voting Results

For: 7,765,114(93.64%)

Withheld: 527,157 (6.36%)

Steven Krablin is a private investor and has over 40 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin previously served as a director of Chart Industries, Inc. and served as Chair of the Board of Directors.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

2023 Management Information Circular21

Michael Culbert was co-founder, director, President and CEO of Progress Energy Ltd. and, previously served as a CEO, director and Vice Chair of PETRONAS Canada Ltd. and President and director of Pacific NorthWest LNG LP. He also served as Vice President of Marketing and Business Development at Encal Energy Ltd. and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Mr. Culbert currently serves on the board of Directors of TC Energy Corporation and has also served on a number of other private and public energy company boards.

Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors. He is also a founding member of the Creative Destruction Lab Energy stream at the University of Calgary, Haskayne School of Business.

Mr. Culbert holds a Bachelor of Science degree in Business Administration from Emmanuel College. In 2019, Michael was awarded the Distinguished Business Leader - Recognizing Ethical Leadership from the University of Calgary Haskayne School of Business and the Calgary Chamber of Commerce

Michael R. Culbert

Independent

Calgary, AB, Canada

Age 65

Director since December 2017

Citizenship

Canada

Committee Memberships

Audit Committee

Human Resources and Compensation Committee

Other Public Boards: 1

2022 Voting Results

For: 8,257,758(99.58%)

Withheld: 34,513(0.42%)

William T. Donovan

Independent

North Palm Beach, Florida, USA

Age 71

Director since December 2008

Citizenship

USA

Committee Memberships

Audit Committee (Chair)

Corporate Governance, Nominating and Risk Committee

Other Public Boards: 1

2022 Voting Results

For: 8,071,216(97.33%)

Withheld: 221,055(2.67%)

William Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the board of Rockland Industrial Holdings, LLC, a privately held entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan joined the board of Silgan Holdings in January 2018 and served as Chair of the Compensation Committee; in 2023, Mr Donovan will serve as Chairman of the Nominating Committee and continue to serve on the Audit and Compensation Committees. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

2023 Management Information Circular22

Lori Lancaster is an independent energy consultant and a corporate director. She currently serves on the boards of Vital Energy, Inc. where she serves as Chair of the Finance Committee, and Intrepid Potash, Inc. and serves as Chair of the Nominating and Corporate Governance Committee.

She previously served on the board of HighPoint Resources Corporation until its merger with Bonanza Creek Energy, and Energen Corporation until its merger with Diamondback Energy. She holds a Directorship Certified designation by the National Association of Corporate Directors (NACD).

Ms. Lancaster has over 25 years of experience as a strategic and financial advisor to the global natural resources sector. As a former senior energy investment banker, Ms. Lancaster has extensive knowledge and transaction experience in North American equity and debt capital markets, global corporate and asset level mergers & acquisitions, and advisory of key corporate strategic initiatives.

Ms. Lancaster received a Bachelor of Business Administration degree from Texas Christian University, and an MBA degree from the University of Chicago Booth School of Business.

Lori A. Lancaster Independent New York, New York, USA Age 53 Director since October 2022 Citizenship USA Committee Memberships Audit Committee Other Public Boards: 2 2022 Voting Results Not Applicable

Susan M. MacKenzie

Independent

Calgary, AB, Canada

Age 62

Director since September 2017

Citizenship

Canada

Committee Memberships

Corporate Governance, Nominating and Risk Committee (Chair)

Human Resources and Compensation Committee

Other Public Boards: 2

2022 Voting Results

For: 6,763,226(81.56%)

Withheld: 1,529,045(18.44%)

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant.

Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of In Situ Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada, serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil development.

Ms. MacKenzie serves on the boards of Enerplus Corporation and MEG Energy Corporation. She previously served on the boards of Freehold Royalties Ltd., TransGlobe Energy Corporation, FortisAlberta Inc., Safe Haven Foundation of Canada, and the Calgary Women’s Emergency Shelter and Foothills Academy Society.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration degree from the University of Calgary. She is a Life Member of the Association of Professional Engineers and Geoscientists of Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

2023 Management Information Circular23

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Inc. (Chair) and Hess Corporation. Dr. Meyers has also served on several non-profit boards, including the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers has over 40 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas.

Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian, and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance. Prior to joining ConocoPhillips, he served in engineering, technical and executive roles with ARCO.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Dr. Kevin O. Meyers

Independent

Anchorage, Alaska, USA

Age 69

Director since September 2011

Citizenship

USA

Committee Memberships

Corporate Governance, Nominating and Risk Committee

Human Resources and Compensation Committee (Chair)

Other Public Boards: 2

2022 Voting Results

For: 8,071,468(97.34%)

Withheld: 220,803(2.66%)

David W. Williams

Independent

Houston, Texas, USA

Age 65

Director since September 2018

Citizenship

USA

Committee Memberships

Audit Committee

Human Resources and Compensation Committee

Other Public Boards: 0

2022 Voting Results

For: 8,257,389(99.58%)

Withheld: 34,882(0.42%)

David W. Williams served as Chair, President and Chief Executive Officer of Noble Corporation from January 2008 until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chair of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chair of the General Membership Committee and as a member of the Executive Committee.

He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves as the Dean’s Advisory Board of Mays Business School at Texas A&M University, the Houston Museum of Natural Science Board of Trustees and a member of the board of The Children’s Assessment Center Foundation.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

2023 Management Information Circular24

Kevin A. Neveu is President, Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has over 40 years of experience in the oilfield services sector holding various engineering, manufacturing, marketing and management positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu is currently an advisor for the University of Calgary’s School of Public Policy and the past Chairman of the International Association of Drilling Contractors. He is a former Corporate Board member of Finning International Inc., Bonanza Creek Energy Inc. and RigNet Inc. Mr. Neveu has also served on the Boards for a National Sports Organization as well as a Provincial Health Association.

Mr. Neveu holds a Bachelor of Science degree in Mechanical Engineering and is a graduate of the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program in Boston, Massachusetts.

Kevin A. Neveu Non-Independent Houston, Texas, USA Age 62 Director since August 2007 Citizenship Canada Other Public Boards: 0 2022 Voting Results For: 8,032,963(96.87%) Withheld: 259,308(3.13%)

2023 Management Information Circular25

EXPECTATIONS OF DIRECTORS

Integrity

We expect our directors to be highly engaged, fulfill their responsibilities to the Board and their committees, and always act in our best interests with the highest ethics and integrity.

This means:

▪	complying with our Code of Business Conduct and Ethics (the Code) policy, including our conflict of interest disclosure requirements
▪	developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
▪	diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
▪	actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
▪	refreshing their skills through active participation in continuing education, and
▪	keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met or exceeded our expectations. All directors:

▪	have a comprehensive understanding of our business
▪	are always well prepared for Board and committee discussions
▪	make constructive contributions to all discussions
▪	are available to meet with management and fellow directors, and
▪	have maintained a 100% attendance record at Board and committee meetings.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual meeting of shareholders. All of our directors had 100% attendance in 2022. The 2022 Annual and Special Meeting of Shareholders was also held virtually. Directors may attend regular meetings by phone or video conference if circumstances require it.

The table below shows the number of Board and committee meetings held in 2022 and the director attendance record.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert	7 of 7 (100%)	5 of 5 (100%)	—	6 of 6 (100%)	18 of 18 (100%)
William T. Donovan	7 of 7 (100%)	5 of 5 (100%)	5 of 5 (100%)	—	17 of 17 (100%)
Brian J. Gibson(1)	7 of 7 (100%)	5 of 5 (100%)	5 of 5 (100%)	—	17 of 17 (100%)
Steven W. Krablin	7 of 7 (100%)	5 of 5 (100%)	5 of 5 (100%)	6 of 6 (100%)	23 of 23 (100%)
Susan M. MacKenzie	7 of 7 (100%)	—	5 of 5 (100%)	6 of 6 (100%)	18 of 18 (100%)
Kevin O. Meyers	7 of 7 (100%)	—	5 of 5 (100%)	6 of 6 (100%)	18 of 18 (100%)
David W. Williams	7 of 7 (100%)	5 of 5 (100%)	—	6 of 6 (100%)	18 of 18 (100%)
Lori A. Lancaster(2)	3 of 3 (100%)	1 of 1 (100%)	—	—	4 of 4 (100%)
Kevin A. Neveu	7 of 7 (100%)	—	—	—	7 of 7 (100%)

Notes:

(1) Mr. Gibson has decided to retire and will not stand for re-election at our 2023 Annual Meeting.

(2) Ms. Lancaster joined the Precision Board in October 2022.

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates, so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. William Donovan, Michael Culbert and Lori Lancaster serve on the audit committees of other public companies and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

2023 Management Information Circular26

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

Other Public Company Boards and Committees in the last five years
Name	Company	Committees	Dates
Michael R. Culbert	TC Energy Corporation	Audit Committee, Health, Safety, Sustainability and Environmental Committee	2020 – Present
	Enerplus Corporation	Audit Committee, Corporate Governance and Nominating Committee, Compensation and Human Resources Committee (Chair)	2014 – 2020
William T. Donovan	Silgan Holdings Inc.	Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee (Chair)	2018 – Present
Steven W. Krablin(1)	Chart Industries, Inc.	Board Chair	2006 – 2022
	Hornbeck Offshore Services, Inc.(2)	Audit Committee. Nominating and Corporate Governance Committee	2005 – 2020
Lori A. Lancaster	Vital Energy, Inc	Finance Committee (Chair)	2020 – Present
	Intrepid Potash, Inc	Corporate Governance and Nominating Committee (Chair)	2021 – Present
	HighPoint Resources Corp.(3)	Audit Committee and Nominating and Governance Committee (Chair)	2018 – 2021
	Energen Corp	Audit Committee	2017 – 2018
Susan M. MacKenzie	Enerplus Corporation	Corporate Governance and Nominating Committee (Chair), Compensation and Human Resources Committee (Chair), Safety and Social Responsibility Committee (Chair), and Reserves Committee	2011 – Present
	Freehold Royalties Ltd.	Governance, Nominating and Compensation Committee (Chair) and Reserves Committee	2014 – 2022
	MEG Energy Corporation	Health, Safety, Environment and Social Responsibility Committee (Chair), Human Capital and Compensation Committee, and Audit Committee	2020 – Present
	TransGlobe Energy Corporation	Compensation, Governance and Human Resources Committee, Reserves (Chair), Reserves and Health, Safety, Environment and Social Responsibility Committee	2014 – 2020
Dr. Kevin O. Meyers	Denbury, Inc.	Compensation Committee (Chair) and Audit Committee	2020 – Present
	Hess Corporation	Audit Committee and Health, Safety and Environment Committee (Chair)	2013 – Present
	Hornbeck Offshore Services, Inc.(2)	Compensation Committee (Chair)	2011 – 2022
	Denbury Resources Inc.(4)	Audit Committee, HSE and Reserves Committee (Chair)	2011 – 2020
Kevin A. Neveu(5)	Finning International, Inc.	Audit Committee, Safety, Environment and Social Responsibility Committee	2013 – 2018
David W. Williams	Noble Corporation	Board Chair	2008 – 2018

Notes:

(1)On May 12, 2016, Penn Virginia Corporation (Penn Virginia), an entity which Mr. Krablin was a director of, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.

(2)On May 19, 2020, Hornbeck Offshore Services, Inc. (Hornbeck) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continued to serve on Hornbeck’s board until August 2022.

(3)Ms. Lancaster served on the board of HighPoint Resources Corporation (HighPoint Resources). On March 14, 2021, HighPoint Resources filed a voluntarily petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware as part of a pre-packaged plan of reorganization. On April 1, 2021, HighPoint Resources successfully completed its merger with Bonanza Creek Energy Inc. Ms. Lancaster no longer sits on the board of HighPoint Resources.

(4)On July 30, 2020, Denbury Resources Inc. (Denbury) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Mr. Meyers continues to serve on Denbury Inc.’s board.

(5)Mr. Neveu was a director of Bonanza Creek Energy, Inc. (Bonanza Creek) from 2011-2017. On January 4, 2017, Bonanza Creek and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors.

(6)Mr. Gibson, an independent director, has decided to retire and not stand for re-election at our 2023 Annual Meeting.

2023 Management Information Circular27

Board Interlocks

We do not have a policy on interconnecting directorships. Every year, our Board reviews directors’ independence. None of our directors currently serve together on any public company boards.

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix below is aligned with our vision, strategy and five-year plan.

2023 Management Information Circular28

Director Development and Continuing Education

Continuing education provides our directors with opportunities to strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. Continuing education also comes in a variety of formats in addition to educational programs, such as independent reading and networking.

Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are required to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

See Appendix A for a list of the educational programs attended by our directors in 2022.

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of its directors. New directors meet with our management teams and receive a comprehensive orientation manual with information about Precision, including our values and strategic plans, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to make sure the content is current and appropriate.

New directors receive a copy of the charter of each committee on which they serve, along with access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are required to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and deferred share units (DSUs) towards meeting the guidelines. In addition, DSUs cannot be redeemed until a director retires from the Board (see more about DSUs in Appendix B on page 86).

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met or have time to meet our ownership guidelines in 2022.

Securities Held (as of March 22, 2023)

The table below shows the number of shares each director owns or exercises control or direction over and their compliance with our Share Ownership Guidelines. Each director has provided information about the Precision shares he or she owns, or exercises control or direction over, and we used $67.12, the closing price of Precision’s shares on the TSX on March 22, 2023 to determine the current market value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

Name	Precision Shares	DSUs	Cost Basis(1)	Market Value	Guidelines Multiple of Annual Retainer	Meets Guidelines
Michael R. Culbert	5,750	17,272	$1,010,776	$1,545,237	2x	Yes
William T. Donovan	8,061	17,621	$2,057,155	$1,723,776	2x	Yes
Brian J. Gibson(2)	—	17,987	$1,141,980	$1,207,287	2x	Yes
Steven W. Krablin	1,250	26,238	$1,354,838	$1,844,995	2x	Yes
Lori A. Lancaster	—	638	$48,750	$42,823	2x	n/a(3)
Susan M. MacKenzie	3,225	13,818	$746,570	$1,143,926	2x	Yes
Kevin O. Meyers	2,475	16,579	$1,224,216	$1,278,904	2x	Yes
David W. Williams	3,500	9,882	$469,481	$898,200	2x	Yes
Kevin A. Neveu	163,912	—	$14,270,488	$11,001,773	5x	Yes

Notes:

(1)	Cost basis is calculated using the actual purchase cost of the shares or the actual grant value of the DSUs.
(2)	Mr. Gibson has decided to retire and not stand for re-election at our 2023 Annual Meeting.
(3)	Directors have four years from their appointment to the Board to meet the share ownership guidelines.

2023 Management Information Circular29

CORPORATE DIRECTOR COMPENSATION

Our director compensation program is based on four principles:

▪align director interests with Precision’s long-term success,

▪attract and retain highly qualified directors with a sufficient range of skills, expertise and experience

▪compensate directors appropriately for their knowledge and contributions, and

▪be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 68) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

▪receive part of their retainer in DSUs, which tracks the performance of Precision shares

▪can choose to receive all or some of their cash compensation in DSUs, and

▪must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 29.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee (HRCC) uses this same peer group to benchmark executive compensation (see page 55).

The CGNRC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian, the same consultant the HRCC uses for executive compensation).

2022 Director Compensation

Historically, we have paid directors a combination of cash and share-based compensation in the form of DSUs so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as committee chairs receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2022.

Name(1)	Cash Fees Earned	Share-based Awards(2)	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)
Michael R. Culbert	$54,382	$210,732	—	—	—	—	$265,114
William T. Donovan	$129,158	$156,349	—	—	—	—	$285,508
Brian J. Gibson(4)	$108,765	$156,349	—	—	—	—	$265,114
Steven W. Krablin	$244,721	$156,349	—	—	—	—	$401,070
Lori A. Lancaster	—	$66,279	—	—	—	—	$66,279
Susan M. MacKenzie(5)	$137,316	$156,349	—	—	—	—	$293,665
Kevin O. Meyers(5)	$137,316	$156,349	—	—	—	—	$293,665
David W. Williams	$108,765	$156,349	—	—	—	—	$265,114

Notes:

(1)	Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.
(2)	Amounts represent the value of DSUs vested during the year as DSUs vest immediately upon grant.
(3)	Directors’ fees are paid in U.S. dollars. We used an average exchange rate of 1.3550 to convert the fees to Canadian dollars.
(4)	Mr. Gibson has decided to retire and not stand for re-election at our 2023 Annual Meeting.
(5)

Ms. MacKenzie and Dr. Meyers also attend meetings of the HSE Corporate Responsibility Council and are compensated for their participation as a Board representative. In 2022, Ms. MacKenzie and Dr. Meyers attended four council meetings and each received U.S.$1,500 per meeting as fees.

2023 Management Information Circular30

Share-based awards are the portion of the annual retainer, meeting and other fees received as DSUs, and do not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our Senior note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term global operations strategy towards U.S. and international operations. The flat fee streamlines the compensation structure, caps director fees, and is a common corporate governance practice. They are not eligible to receive incentive awards.

The table below shows the 2022 director fee schedule.

in US$	Cash Retainer	DSU Retainer	Total Annual Retainer
2022 Fixed Annual Retainer
Chair of the Board	$180,000	$115,000	$295,000
Board member who serves as a committee chair	$95,000	$115,000	$210,000
Board member	$80,000	$115,000	$195,000

Outstanding Share-Based Awards

The table below shows all outstanding share-based awards in Canadian dollars for each non-management director as of December 31, 2022. We calculated the market or payout values using US$76.70, the closing price of Precision shares on the NYSE on December 31, 2022, the final trading day of the fiscal year and an annual average exchange rate of 1.3018.

Non-management directors do not participate in our Omnibus Plan, as such they do not have any outstanding option-based or PSU and RSU awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert	—	—	$1,724,602
William T. Donovan	—	—	$1,759,450
Brian J. Gibson(1)	—	—	$1,795,995
Steven W. Krablin	—	—	$2,619,854
Lori A. Lancaster	—	—	$63,704
Susan M. MacKenzie	—	—	$1,379,722
Kevin O. Meyers	—	—	$1,655,406
David W. Williams	—	—	$986,714

Notes:

(1)	Mr. Gibson has decided to retire and not stand for re-election at our 2023 Annual Meeting.

2023 Management Information Circular31

B – CORPORATE GOVERNANCE AND RESPONSIBILITY

Corporate Responsibility has been at the core of our business philosophy since Precision’s formation. We have always been driven by innovation, creativity and an entrepreneurial spirit combined with our commitment to the safety of our employees, customers, neighbours and the environment.

We manage Precision for the long-term by maintaining excellent governance policies and practices and taking a responsible approach that prioritizes building a durable business that yields long-term value for our stakeholders.

33	A Message from the Chair of the Corporate Governance, Nominating and Risk Committee
34	Our Approach to Governance

34High Standards

34Governance Guidelines

34Our Code of Business Conduct and Ethics

35Internal Policies

36	Board Governance

37Independence

37Avoiding Conflicts of Interest

38Board Priorities

40Board Effectiveness

41Board Succession

42Communicating with the Board

43	Committee Reports

43Audit Committee Report

44Corporate Governance, Nominating and Risk Committee Report

45Human Resources and Compensation Committee Report

46	Corporate Responsibility
47	2022 Corporate Responsibility Highlights

2023 Management Information Circular32

A MESSAGE FROM THE CHAIR OF THE CORPORATE GOVERNANCE, NOMINATING AND RISK COMMITTEE

In 2022, Precision’s Board of Directors remained committed to key governance areas including strengthening Board diversity and supporting the enhancement of Precision’s inclusive culture. We know that attracting, including, and retaining individuals with varying backgrounds, talents, ideas, and experiences propels collective innovation and drives Precision’s success. The Board is pleased to provide progress made and yet to come in several important governance areas.

Commitment to Diversity

In last year’s Circular, the Board highlighted our efforts to increase gender diversity, and in October 2022 achieved that goal by welcoming Lori Lancaster to the Board. Ms. Lancaster brings considerable experience within the energy sector, serving in both financial and strategic advisory roles and board-level leadership positions.

In 2023, we are committed to adding another diverse candidate to the Board. We have engaged a leading search firm and are currently in the process of recruiting a female director to complement the background and experience of our current Board. Our diversity policy sets a goal of achieving 30% representation of women on our Board, a target we are committed to achieving by the end of 2023.

Forward-Looking Corporate Culture

Strengthening Precision’s workforce diversity and inclusive culture is a continuous effort. This starts at the top. To continue to foster a corporate culture in which all of our employees feel valued and see themselves reflected in the upper echelon of our organization, this year, we have disclosed the make-up of our diverse Board and the executive team.

In 2022, new, robust Diversity, Equity, and Inclusion training was developed and required to be completed by all Precision employees and our Board of Directors. To encourage diverse thought and the sharing of ideas, a Leadership Exchange Program was launched to encourage and enhance collaboration within the Company. Continued open dialogue through employee and manager surveys and focus groups was aimed at gathering feedback to ensure the advancement of Precision’s culture of inclusivity. Progress on these and other key cultural initiatives are reviewed regularly by the Board.

This is a journey that will continue to evolve and grow in 2023.

ESG in All We Do

The Board and management review Precision’s Corporate Responsibility strategy annually at the Board Strategic Planning Session. The Company’s ESG material priorities are reviewed and finalized at that time. Each quarter the Board reviews sustainability efforts and results while the Human Resources and Compensation Committee oversees progress on select ESG metrics within the short-term incentive plan.

In 2022, Precision published its third annual Corporate Responsibility Report aligned with Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD). The report describes further refined internal emissions gathering and calculation processes to accurately capture greenhouse gas (GHG) emissions from the Company operations and equipment. In 2023 this information will be used to identify opportunities for emissions reductions through efficiency gains and the use of alternate forms of energy.

As an upgrade to Precision’s reporting, the ESG highlights previously shared in our Corporate Responsibility Report have been transitioned onto our website where the information will portray not just a single snapshot representation of the year but a frequently updated view of the Company’s continuing ESG efforts. For more detailed information on Precision’s ESG journey and results, please visit our website.

The Board is proud of the engagement, collective innovation, and hard work of Precision’s employees that have led to advancing these key governance areas and we look forward to sharing additional progress with you in 2023. As always, we welcome and appreciate your feedback.

Sincerely,

Susan M. MacKenzie

Chair of the Corporate Governance, Nominating and Risk Committee

2023 Management Information Circular33

OUR APPROACH TO GOVERNANCE

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the U.S. Securities and Exchange Commission (SEC).

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us. The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business. We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us. The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

▪Articles of Amalgamation ▪Corporate By-Laws (including our Advance Notice Policy) ▪Policy on Majority Voting ▪Board of Director and Committee Charters

▪Corporate Governance Guidelines

▪Position Descriptions for the Board and Committee Chairs and the President and Chief Executive Officer, and

▪A summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to our Disclosure Policy and its objectives. We review the policy regularly and update it as appropriate.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

Our Code of Business Conduct and Ethics

We believe ethical behavior is fundamental to the way we do business. The Code of Business Conduct and Ethics (the Code) ensures every director, executive officer, manager, employee, and contractor is aware of Precision’s values. The full text of the Code is available on the Corporate Governance section of our website.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed, and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of issues that are reported.

The Code addresses the following key areas, among others:

▪financial reporting and accountability ▪maintaining confidentiality ▪avoiding conflicts of interest ▪complying with laws ▪safeguarding corporate assets ▪reporting illegal or unethical behavior	▪fair dealing ▪disclosure ▪anti-retaliation ▪data and privacy security ▪bribery and corruption, and ▪harassment and discrimination

Every director, executive officer, manager, and employee must annually acknowledge that they have read, understood, and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

2023 Management Information Circular34

PD EthicsLine

The PD EthicsLine is available for anyone within or outside of Precision to confidentially and anonymously report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2022 that required disclosure and 100% of the issues reported through the PD EthicsLine were reviewed and resolved. An independent third party operates the PD EthicsLine and notifies the Chief Compliance Officer (CCO) immediately upon receiving a complaint.

Internal Policies

We work proactively to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. We have developed internal corporate policies, in addition to our Code, to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other. The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices:

▪Human Rights ▪Anti-Bribery and Anti-Corruption ▪International Trade - Sanctions ▪Insider Trading ▪Privacy	▪Avoiding Conflicts of Interest ▪Public Policy & Lobbying ▪Diversity, Equity and Inclusion, and ▪Harassment, Discrimination and Workplace Violence

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some, or all incentive compensation awarded or paid to our senior leadership team, including our CEO, both past and present, if:

▪	there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
▪	there was an error in calculating executive compensation during their time with Precision, or
▪	the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

2023 Management Information Circular35

BOARD GOVERNANCE

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candor and fosters a culture of open dialogue.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

SHAREHOLDERS

BOARD OF DIRECTORS

Responsible for the stewardship of our business

AUDIT COMMITTEE

Responsible for our financial reporting, internal control systems and external auditors

CORPORATE GOVERNANCE, NOMINATING, AND RISK COMMITTEE

Responsible for corporate governance, enterprise risk and board composition and assessment

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Responsible for human resources programs, compensation governance and executive compensation

ADHOC COMMITTEE

Special committees created by the Board

External Auditors

Independent Advisors

MANAGEMENT

Each committee has a charter and each committee chair has a position description that is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations. Each committee assesses progress made towards annual goals quarterly.

You can read more about the committees beginning on page 43 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

2023 Management Information Circular36

Independence

A majority of the directors must be independent for the Board to carry out its duties and responsibilities effectively. Seven of our eight nominated directors (88%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgement.

Strong and Committed Board

▪The majority of our directors are independent

▪All directors have senior leadership experience and represent a diverse mix of skills and experience

▪All directors attended all board meetings and their respective committee meetings in 2022.

Directors must provide the Corporate Governance Nominating and Risk Committee (the CGNRC) information about their business and other relationships with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board and annually thereafter. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2022, the CGNRC determined that no material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately seven years – you can read more about Mr. Krablin in his profile on page 21.

The Chair provides leadership to the Board, is responsible for its effective functioning and is the primary liaison between the Board and management. Duties include:

▪	ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently
▪	setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
▪	ensuring the Board receives timely and relevant information
▪	ensuring the Board reviews and approves corporate strategy developed by management, and
▪	monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met seven times in 2022. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

Directors must also disclose if at any time they face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or other oilfield service providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to complete the Code of Business Conduct and Ethics (the Code) training and confirm annually (or as needed) that no conflict of interest exists.

2023 Management Information Circular37

Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan annually.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues, identify corporate opportunities and evaluate material risks facing our business. We also perform a look-back assessment of key strategic initiatives and recalibrate the strategic plan based on our progress, and establish annual corporate goals and objectives aligned with our strategic initiatives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan. Annually, the Board also reviews and approves operating and capital budgets presented by management for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risks (you can read more about our risks in our Annual Information Form and a discussion of compensation risk on page 53).

The Board maintains a very active approach to overseeing the internal risk function. The Board performs timely review of all risk-related matters, including an assessment of Precision’s internal risk matrix and receiving quarterly updates from its delegated Internal Risk Committee. In addition, management provides regular comprehensive updates on risk to the Board and committees regularly (you can read more about our Enterprise Risk Management (ERM) program on page 46).

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation, talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cyber and information security risks. The CGNRC is charged with oversight of risks related to cybersecurity and operational resiliency. The Chief Administrative Officer provides a comprehensive cybersecurity report to the CGNRC at each meeting.

Our Board oversees the Corporation’s commitment, approach, planning, performance, monitoring and disclosure related to sustainability and ESG matters, including an annual review of Board and committee charters and quarterly reports on ESG mapping, materiality assessments and ESG-related risks.

You can read about the specific activities of each committee beginning on page 43.

 Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

The Board and Audit Committee ensure that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are safeguarded. Every quarter:

▪	management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee
▪	the Chief Financial Officer presents our financial results and forecasts to the Audit Committee
▪	we conduct an enterprise-wide certification process to reinforce risk accountability and compliance at all levels, and
▪	management reviews the results and updates the Board.

2023 Management Information Circular38

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2022. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2021 and 2022 fiscal years.

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our day-to-day business. His key responsibilities include articulating our vision, developing and implementing a strategic plan consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific and quantifiable. The HRCC recommends the CEO’s annual objectives to the Board for approval and the full Board assesses the CEO’s performance against these objectives at the end of the year.

The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets for our executives because we believe the skills, qualifications and attributes of the candidate and the needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a wide variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the Company.

Management focuses its attention on all levels of leadership to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

Talent Management Strategy

▪Acquire and retain skilled employees with high potential

▪Selectively hire seasoned executives and senior managers

▪Identify and assess high performers and develop those with high potential

▪Engage talent while monitoring employee development to drive high performance and retention, and

▪Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

2023 Management Information Circular39

Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

BOARD ASSESSMENT

The Chair of the CGNRC conducts formal assessments of the Board and committees and the Chair of the Board interviews each Director. The assessment process covers the following topics, among others:

▪Ideal qualities and skills of an effective Board

▪Board Charter and Position descriptions of the Chairs of the Board, and

▪Results of the board evaluations are shared with directors and areas of strength and improvement are reviewed and aligned with the board and committee goals.

COMMITTEE ASSESSMENT

Each committee Chair receives a peer evaluation, and each committee completes an assessment of its:

▪Ideal qualities and skills of an effective committee, and

▪Performance against the goals it sets for the year.

Each committee reviews their Charter and position description. The CGNRC also reviews the Board Charter and Chair of the Board position descriptions.

DIRECTOR ASSESSMENT

The Chair of the CGNRC conducts the assessment of the directors. They also assess each other and conduct a self-assessment. Director assessment has four components:

▪Individual interviews with the Chair of the Board

▪A peer assessment

▪An evaluation questionnaire to gather data to assess board skills, performance, qualities, and individual contributions, and

▪A self-assessment.

Directors offer input on ways to enhance the effectiveness of their peers and the Board.

FEEDBACK

The Chair of the CGNRC summarizes the assessment findings and proposes actions for review with the CGNRC and approval of the full Board where needed. The Chair of the Board then discusses the results of the individual evaluations with each director. The evaluation process also includes a review of potential gap areas based on the skill matrix. Directors are also asked to highlight top areas of expertise and rank skills in the matrix based on experience. Directors receive personal feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

2023 Management Information Circular40

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates as identified by the Board, management and shareholders from time to time.

Tenure and Term Limits

The Board has decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The average tenure of our nominated directors is approximately eight years. Over the past eight years, five directors have retired, and five new directors have joined the Board. This successful and voluntary Board refreshment strategy continues to support our decision not to establish term or age limits.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

Commitment to Board Diversity

When recruiting new directors, the CGNRC considers our vision and business strategy, the skills and competencies of the current directors, gaps in Board skills, and the attributes, knowledge and experience new directors should have to enhance our Board. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. When assessing Board composition, or identifying suitable candidates, the CGNRC will include a slate of minority candidates for all open Board seats. In 2022, the Board determined that it was important to increase gender diversity among the Board members and appointed Lori A. Lancaster to serve on the Board.

Currently, 22% (two out of nine) of our Board members are female and 44% (four out of nine) of our Board members self-identify as an Other Diverse Person, as detailed in the table below.

Position	# Total(1)	# of Female	% of Female	# of Other Diverse Persons(2)	% of Other Diverse Person
Board of Directors(3)	9	2	22%	4	44%
Executive Officers(4)	5	1	20%	3	60%
(1)	Following Mr. Gibson’s retirement, the Board diversity statistics will adjust to reflect seven independent Board members and the President and Chief Executive Officer.
(2)

An Other Diverse Person includes directors or executives that have self-identified into one or more of the following categories: Racialized Person, LGBTQ2S+, disability and indigenous people (First Nations, Inuit, or Metis). Racialized is derived by the Ontario Human Rights Commission from the concept of “visible minority” defined as person other than Aboriginal Peoples, who are non-Caucasian in race or non-white in color. We have defined 'Disability’ as a person with a physical or mental condition that is permanent, ongoing, episodic or of some persistence, and is a substantial or significant limit on an individual's ability to carry out some of life’s important functions or activities, such as employment.

(3)	Board of Directors includes eight independent Board members and the President and Chief Executive Officer.
(4)	Executive Officers includes the Chief Financial Officer, President, North American Drilling, Chief Administrative Officer, Chief Legal and Compliance Officer, and Chief Technology Officer.

This year the Board has committed to recruit a third female director in 2023, to achieve our target of 30% female representation on the Board as set out in our Diversity Policy. We believe that this is an important step in increasing diversity on our Board.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta):

▪

Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting is held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

▪	Special shareholders’ meeting called to elect directors (that is not an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

2023 Management Information Circular41

All nominations are forwarded to the Chair of the CGNRC to present to the CGNRC for consideration.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC, as appropriate, uses its director assessment, review of the skills matrix and results of the Board assessment process to identify suitable candidates for assuming the role of Board Chair. The new Board meets following the annual meeting to review the outcome of the meeting and to elect its new Chair.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters. The Board engages in and initiates regular shareholder outreach.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

We expect the nominated directors to attend the annual meeting of shareholders, and to be available to speak to shareholders.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

Fax: 403.264.0251

2023 Management Information Circular42

COMMITTEE REPORTS

Audit Committee Report

Chair	Members
William T. Donovan	Michael R. Culbert	Brian J. Gibson(1)	Lori A. Lancaster	Steven W. Krablin	David W. Williams

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, Mr. Krablin, Ms. Lancaster and Mr. Williams are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

▪	annual audited financial statements and MD&A, and
▪	quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

▪	our disclosure controls and practices
▪	our internal controls over financial reporting
▪	the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings, and
▪	the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

▪	appoints the lead audit partner
▪	reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence
▪	pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent, and
▪	reviews the results of all reports of the external auditors, including the external auditors’ report to shareholders.

The Audit Committee is also responsible for overseeing:

▪	compliance with laws and regulations relating to financial reporting
▪	compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
▪	certain financial risks delegated by the Board, and
▪	Strategy and, performance in respect of ESG related risks and their impact on the Corporation’s financial statements and related internal controls.

The Audit Committee reviews the Audit Committee charter and position description for the Audit Committee Chair annually.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee met five times in 2022 and met in camera without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at these meetings.

Notes:

(1) Mr. Gibson has decided to retire and not stand for re-election at our 2023 Annual Meeting.

2023 Management Information Circular43

Corporate Governance, Nominating and Risk Committee Report

Chair	Members
Susan M. MacKenzie	William T. Donovan	Brian J. Gibson(1)	Steven W. Krablin	Dr. Kevin O. Meyers

The Corporate Governance, Nominating and Risk Committee (CGNRC) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing governance best practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

▪	assesses the size and composition of the Board and committees
▪	ensures directors have access to continuing education programs, including programs on emerging risks and governance trends
▪	oversees directors’ compliance with our Code of Business Conduct and Ethics, and
▪	oversees responsibilities with respect to the Corporation’s approach, planning, performance and reporting on ESG strategy, including governance, ethics and human rights policies and activities.

Director Compensation

Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):

▪	reviews director compensation every year, and
▪	recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

▪	develops and implements an evaluation process for continuous improvement in the performance of the Board, its committees, and individual directors
▪	assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates, and
▪	maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

▪	assesses each director’s competencies and skills and annually reviews the ideal qualities and skills for an effective Board
▪	assesses new candidates on skills, qualifications and attributes against criteria approved by the Board
▪	oversees an orientation program for new directors
▪	reviews near-term and long-term succession plans for the Board, and
▪	monitors Board diversity and prepares the annual report for the Board.

Corporate Governance Principles

Carries out corporate governance initiatives:

▪	evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
▪	assesses and implements evolving good governance practices and standards
▪	reviews key corporate policies including the Code of Business Conduct ad Ethics and the Insider Trading and Disclosure policies
▪	reviews and monitors corporate responsibility strategy progress and disclosure
▪	assesses management’s annual diversity report, and
▪	reviews the Board and CGNRC charters and position descriptions for the Chair of the Board, CEO and CGNRC Chair.

Enterprise Risk Management (ERM)

Ensures Precision actively evaluates its business risks:

▪	evaluates our approach to ERM to ensure we assess risks that may impede achievement of our business objectives
▪	reviews our insurance programs and our emergency response plan
▪	oversees our foreign anti-bribery and anti-corruption practices and our cybersecurity risk management, and
▪	reviews our processes to mitigate and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

The CGNRC met five times in 2022 and met in camera without management present at every meeting. The CGNRC also reviews and approves its charter and position description for the CGNRC Chair annually.

Notes

(1)	Mr. Gibson has decided to retire and not stand for re-election at our 2023 Annual Meeting.

2023 Management Information Circular44

Human Resources and Compensation Committee Report

Chair	Members
Dr. Kevin O. Meyers	Michael R. Culbert	Steven W. Krablin	Susan M. MacKenzie	David W. Williams

The Human Resources and Compensation Committee (HRCC) is responsible for human resources and compensation governance, talent management, succession planning, other employee-wide programs, and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our compensation philosophy and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

▪	the annual corporate goals and objectives for the CEO and other executive officers
▪	assessment of their performance against those goals and objectives
▪	the compensation for the CEO based on the HRCC’s assessment with advice from an independent consultant
▪	the compensation for the executive officers based on the CEO’s evaluations
▪	a review of our compensation program for the CEO and other executive officers
▪	employment contracts with the executive officers
▪	assess the results of the Corporation’s most recent ‘Say on Pay’ advisory vote and any other feedback garnered through the Corporation’s ongoing shareholder outreach initiatives, and
▪	review and approve the implementation or revision of any clawback policy, allowing the Corporation to recoup compensation pay to senior executive officers and other employees.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

▪	reviews the succession planning process for the CEO, executive officers and all key positions
▪	develops a contingency plan, identifying replacements who can immediately step into those positions in the case of an emergency, and
▪	identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development progress in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

▪

the Corporation’s workforce and human capital management processed, including policies and strategies regarding recruitment and retention, career development and progression, workplace environment and culture, and organizational engagement and effectiveness

▪	the Corporation’s human resource matters submitted through PD EthicsLine and report findings or recommend to the Board,
▪	reviews company-wide diversity and inclusion reports
▪

assist the Board of Directors in fulfilling its oversight in responsibilities with respect to the Corporation’s approach, planning, performance and reporting on ESG strategy, including activities and policies related to community engagement, diversity, inclusion and culture, and

▪	administration of pensions and benefits.

The average HRCC member tenure is 7.6 years as of December 31, 2022.

The HRCC is responsible for reviewing and approving the executive compensation disclosure that management prepared for this Circular.

The HRCC met six times in 2022 and met in camera without management present at every meeting. The HRCC reviews the HRCC charter and position description for the HRCC Chair annually.

2023 Management Information Circular45

CORPORATE RESPONSIBILITY

ESG in All We Do

In 2022, we maintained our focus on those ESG areas that we determined to be material to Precision in our 2020 materiality assessment. We continued our efforts to adopt proactive and sustainable means to ensure ESG is accounted for in all that we do. Our “E” (Environmental) and “S” (Social) teams, comprised of high-performing employees from throughout the organization worked collaboratively to drive environmental and social efforts. We also published our third annual Corporate Responsibility Report, which can be found on the Sustainability section of our website, in alignment with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD) frameworks. A major evolution of our disclosure included in this report included our 2021 greenhouse gas (GHG) emissions data associated with our direct operations and those we conduct on behalf of our customers, which we will continue to share on an annual basis.

The expansion of our short-term incentive plan (STIP) goals in 2021 to include ESG goals beyond health, safety, and environmental (HSE) targets, highlighted our focus on accelerating the evaluation, testing, implementation, and commercialization of several lower-carbon energy sources, monitoring systems, and energy efficient equipment substitutions and modifications. This success led us to expand further on those goals in 2022, creating an even stronger incentive for all our salaried, non-exempt employees that are eligible for the STIP to contribute toward these efforts. We met or exceeded all of these goals in 2022, resulting in even greater environmental and associated financial gains both internally and for our customers.

In 2023, we are excited to transition the ESG highlights shared in our Corporate Responsibility Report onto our website, where the information will represent not just a single snapshot of the year, but will portray a frequently updated view of our ESG efforts. We have maintained our alignment with SASB and TCFD and will continue to publish ESG performance data for the preceding year.

In 2022, we maintained our focus on the following areas:

ESG Board Oversight

Our Board is engaged in overseeing our business strategies and related risks and opportunities, which includes all material ESG topics. Our committee structure facilitates oversight of issues that impact many areas of our business, including ESG. Annually, our Board reviews our Corporate Responsibility strategy, and every quarter management updates the HSE and Corporate Responsibility Council and the Board on our ESG initiatives.

Precision employs a comprehensive Enterprise Risk Management (ERM) program that proactively assesses material risks to the organization and manages several robust mitigation strategies, including those related to our ESG initiatives. Precision continuously monitors various risks related to our ESG performance, specifically identifying the following risks and mitigation opportunities:

▪	Environmental impacts, including climate change, air and water pollution and energy efficiency
▪	Social factors addressing corporate culture, inclusiveness, and our world-class safety program, and
▪	Governance controls throughout the organization to ensure ethical conduct and transparency.

We believe in building a feedback-rich culture and encouraging ongoing engagement with our employees, shareholders, and other stakeholders. Please contact us at investorrelations@precisiondrilling.com with your feedback.

More detailed information regarding our ESG efforts can be found on our website at www.precisiondrilling.com/esg.

2023 Management Information Circular46

2022 CORPORATE RESPONSIBILITY HIGHLIGHTS

Environmental	Social	Governance

▪Disclosed GHG emissions data for the first time

▪Increased investment in the EverGreenTM product line, growing and differentiating our products and technologies aimed at reducing environmental impact

▪Partnered with our customers to mobilize over 30 additional independent emissions monitoring or reduction systems

▪Completed over 82,000 employee training hours; Focusing on Precision’s culture, rig roles and responsibilities, well control, tools, and equipment, HSE standards, leadership and communication

▪Dedicated over 25,000 Short Service Employee-specific training hours to approximately 1,350 employees who were new to the industry

▪Approximately 5,100 employees completed our Diversity, Equity, and Inclusion, and Harassment Discrimination and Workplace Violence training courses

▪Continued our long-term strategic alliance with Shock Trauma Air Rescue Services (STARS) in Canada

▪Continued an ongoing formal work from home program for our office-based employees

▪Increased employee volunteer hours year over year

▪Continued our summer internship program, employing 47 interns from 24 universities

▪Expanded the impact of our “E” and “S” teams to drive intentional environmental and social efforts across the organization and with our customers

▪Further expanded the ESG goals in our STIP scorecard to incentivize innovation within our own organization and with our customers

▪Recruited and added an additional female director

▪Initiated efforts to add another female director by the end of 2023

▪Conducted ransomware drills, identifying and mitigating potential challenges to our cyber response processes

2023 Management Information Circular47

C – EXECUTIVE COMPENSATION

‘Pay-for-performance’ is a core principle of our executive compensation program. Our program is designed to support our short-term and long-term strategic objectives, drive High Performance, High Value services for our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2022 and 2023.

49	A Message from the Chair of the Human Resources and Compensation Committee
52	Compensation Discussion and Analysis
	52	Compensation Governance
	54	Compensation Design and Decision-making
58	2022 Executive Compensation
	59	Base Salary
	59	Short-term Incentive Plan (STIP)
	61	Long-term Incentive Plan (LTIP)
	66	All Other Compensation
	67	2023 Compensation Decisions
68	CEO Compensation
	68	2022 Contributions and Accomplishments
	70	2022 CEO Compensation
	72	Share Performance
	72	Cost of Management Ratio
73	2022 Compensation Details
	73	Summary Compensation Table
	75	Equity-based Compensation
	76	Equity Incentive Plan Information
	78	Pension Benefits
	78	Termination and Change of Control

2023 Management Information Circular48

A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

To our Fellow Shareholders,

We believe our ‘say on pay’ vote is essential to our approach to executive pay. The Board has held this advisory vote every year since 2011. We believe this is an important way to engage our shareholders and to receive direct and regular feedback on our approach to executive compensation and its alignment with shareholder interests. Historically, we have received consistent shareholder turnout and strong support. At our 2022 Annual General Meeting, our advisory vote on executive compensation received 88% shareholder support, with 64% of the shares outstanding voting. Our Board of Directors and Human Resources and Compensation Committee (HRCC) were pleased with this result yet continue to work towards approval above 90% and higher voter turnout.

HISTORIC SAY-ON-PAY RESULTS
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
98%
97%
97%
98%
99%
96%
92%
90%
90%
78%
42%
88%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Vote Result
Voter Turnout as % of Shares Outstanding

Competing for Talent

Attracting, retaining, and engaging leaders to deliver our strategic objectives and provide shareholder returns is the primary focus of the HRCC and the Board. Competition for executive-level talent in the oilfield services industry has become more challenging post-pandemic. The landscape has changed. More companies are experiencing growth, and succession has been challenged by the increased ability for talent to transfer across industries. For Precision to remain competitive, we must provide executives with a targeted pay opportunity aligned with our direct industry peers with whom we compete for talent. Within the Compensation Discussion and Analysis of this Circular, we include details on our compensation philosophy, our processes in determining compensation levels, our peer groups and our incentive plan designs and metrics.

Pay for Performance

The Board of Directors and the HRCC believe that a significant portion of the total targeted direct compensation of our executives should be performance-based, tied to the achievement of short and long-term financial and operational performance, and aligned with shareholder returns. Over the past five years, the targeted at-risk pay of the CEO has averaged 78% of his targeted total compensation. The cyclicality of the oilfield services industry has provided challenges to managing this approach. Annually, the HRCC reviews our corporate strategy in order to achieve this alignment. We believe that the appropriate mix of pay, metrics, and plan governors have been put into place to drive the executive team to achieve these goals to the advantage of our shareholders’ interests. This has been demonstrated over time, as can be seen in the Compensation and Discussion Analysis section, along with the key decisions made based on shareholder feedback.

2023 Management Information Circular49

Realized Compensation Driven by Performance

During 2022, our CEO “realized compensation” (actual base salary received and incentive plan payouts) was approximately 330% of his total “targeted direct compensation” (base salary and targeted incentive compensation). This result was a product of strong financial, operational, and share price performance. Our short-term incentive plan (STIP) result in 2022 was driven by strong Adjusted EBITDA performance above our stretch target. The CEO’s long-term incentive award granted in February 2020, prior to the unexpected market conditions caused by COVID-19, vested in 2023 and consisted of 70% performance share units (PSUs) and 30% restricted share units (RSUs). During the three-year performance period, we experienced a 233% total shareholder return, well above our peer average and over eight times (8x) the return of the S&P 500 over the same period.

Highlights of our performance include:

- **+233%** Three-year total shareholder return
- **+49%** Increase in Alpha™ rigs, ending 2022 with 70
- **+64%** Revenue growth year-over-year to $1.6B
- **+36%** Increase in daily operating margins in Canada
- **+70%** Growth in cash provided by operations to $237M
- **+41%** Increase in daily operating margins in the U.S.
- **+62%** Adjusted EBITDA growth year-over-year to $311.6M
- **141%** 2022 Debt Reduction target achieved at $106M

The HRCC and the Board conduct a rigorous metric and target setting process each year for the STIP and LTIP, with guidance from our independent compensation consultant, and thoroughly stress test any risks associated with potential performance and payout results. Targets are not adjusted during the performance period, and the HRCC reviews projected performance quarterly. Additionally, our compensation plan design is reviewed each year by our independent compensation consultant. More information regarding our compensation decisions can be found in the CD&A section of this Circular.

Shareholder Engagement Program

Shareholder engagement is a priority at Precision. In 2017, the Board approved the creation of a formal shareholder engagement program to create a dialogue forum on executive compensation matters, and we have continued to solicit and receive feedback throughout the past six years.

2023 Management Information Circular50

2023 Shareholder Engagement

In 2023, we met or initiated contact with shareholders representing	How we engage with shareholders	Topics discussed with our shareholders
51% of our outstanding shares

We believe engagement is a continuous, annual process. We engage though quarterly conference calls, our investor relations website and presentations, attend industry conferences, and hold individual meetings and calls.

▪Executive compensation programs, the say-on-pay proposal, and other agenda items for the annual meeting.

▪Targeted and realized levels of CEO compensation.

▪Board governance and diversity, equity and inclusion policies.

▪Strategic business initiatives, including our continued investment in our industry leading AlphaTM suite of technologies.

▪EverGreenTM, our suite of environmental solutions that has helped bolster our commitment to reduce the environmental impact of oilfield operations.

▪Financial performance and organizational financial structure.

▪The accounting treatment of share-based compensation.

100% of our top 25 actively-managed shareholders

We regularly report our shareholders’ views to our Board of Directors. Our HRCC considers these views when developing our executive compensation programs, and our CGNRC considers these views when reviewing our sustainability goals and progress.

In addition to meeting with shareholders, our management team held calls with proxy advisors ISS and Glass Lewis to discuss their processes and methodology regarding peer group selection and their quantitative and qualitative analyses.

All feedback and recommendations provided by our shareholders and proxy advisors were shared with and discussed by the HRCC and Board.

Our Commitment to Shareholders

Our approach to executive compensation continues to balance market realities with the need to set solid financial and operational goals, motivate and retain management to achieve those goals, and generate positive short and long-term impacts on shareholder returns.

We remain firmly committed to evolving our approach to executive compensation. We will remain agile to respond to market changes and governance practices, and welcome direct shareholder feedback or any opportunity to discuss these issues in more detail with you. To set up a meeting with me, the Chair of the Human Resources and Compensation Committee, please contact: investorrelations@precisiondrilling.com

We thank you and look forward to your continued support.

Sincerely,

Dr. Kevin O. Meyers

Chair of the Human Resource and Compensation Committee

2023 Management Information Circular51

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Governance

We have designed our executive compensation program to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long-term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for oversight of our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All five members (Kevin Meyers, the Committee Chair, Michael Culbert, Susan MacKenzie, David Williams and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Ms. MacKenzie holds the ICD.D designation of the Institute of Corporate Directors.

Skills and Experience	Number of Committee Members
Business or industry experience	5 of 5
Financial background	5 of 5
Human resources or compensation experience (including compensation committees of other public companies or organizations)	5 of 5
Senior leadership experience	5 of 5

Our Compensation Practices

▪	The Board has final approval of all decisions about executive compensation
▪	The HRCC consists entirely of independent directors
▪	The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation
▪	Compensation decisions are made using a formal assessment process and pre-established metrics
▪	The Board can use its discretion to adjust incentive payouts based on its overall assessment
▪	Executives are encouraged to own Precision shares through our share ownership guidelines and employee share purchase plan, so they have a vested interest in our future success
▪	The HRCC and the Board discuss the incentive plan metrics and individual executive performance quarterly, and
▪	The HRCC conducts regular compensation risk assessments.

Role of the Independent Compensation Consultant

Since 2019, the HRCC has engaged Meridian Compensation Partners (Meridian) as its independent advisor for research and analysis on executive compensation matters for Precision. Meridian provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions.

The HRCC and management regularly assess the independence of the compensation consultant, and in 2022 confirmed that Meridian’s work has not raised any conflicts of interest.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2021	2022
Executive compensation-related fees (HRCC)	$108,769	$161,738
All other fees (pension and benefits consulting)	—	—
Total fees	$108,769	$161,738

Role of Management

In addition to the support of the independent compensation consultant, management regularly provides data, analysis and recommendations to the HRCC specific to our compensation programs and policies below the CEO and NEOs. Management administers the programs and policies as directed by the Committee and provides ongoing review of the effectiveness of our compensation programs, and the alignment with our strategic objectives.

The Committee holds regular sessions in camera without management present to discuss compensation decisions and any other matters relating to the design and governance of the executive compensation programs.

2023 Management Information Circular52

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment using a framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2022, Meridian reviewed the following seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision:

▪	Pay mix
▪	Incentive plan funding, leverage and caps
▪	Performance period
▪	Performance measures
▪	Pay-for-performance
▪	Amount of incentive payouts, and
▪	Plan governance and risk mitigation.

The review confirmed our compensation policies, program structure and components are sound and did not identify any areas of material risk.

2023 Management Information Circular53

Compensation Design and Decision Making

Executive compensation at Precision is designed to support our corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance. With the increasing demands from our customers and shareholders in delivering our services faster and safer, and enhancing well economics through technology, attracting, retaining, and engaging leaders to deliver our strategic objectives and drive shareholder returns is the primary focus of the HRCC and the Board. Specifically, the Board deems the retention of the current leadership to be a high priority to position the Company for continued long-term success.

Our compensation program must be competitive to attract, engage and retain high-performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

Our compensation program:

▪	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term,
▪	supports the achievement of our short-term and long-term strategic objectives and priorities,
▪	balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk, and
▪

creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable / at-risk pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is variable / at-risk and not guaranteed.

Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflects good governance practices. The summary below sets out what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO

✓Align pay with financial, strategic, operational, and individual performance results

✓Conduct a compensation risk assessment every two years

✓Engage with an independent compensation consultant

✓Conduct an annual review of executive compensation as compared to our Compensation Peer Group

✓Provide double-trigger vesting in the event of a change-in-control

✓Engage with shareholders for feedback regarding our approach to executive compensation

✓Allow for Clawbacks, per our policies

✘No excessive risk taking in incentive plan design

✘No granting discretionary bonuses

✘No tax gross ups

✘No guaranteed bonuses

✘No guaranteed annual increases in base salary

✘No hedging of Precision shares

✘No re-pricing of underwater stock options

✘No “single-trigger” change in control payments or benefits

✘No adjustments to Board approved incentive metrics or targets during a performance period

Compensation Philosophy

Precision operates in a highly competitive market for talent. As such, we set forth a compensation philosophy that enables us to attract the highest quality executive level talent, retain them for the long-term, and engage and reward them for achieving strong performance against our strategic short-term and long-term objectives. We start with a targeted mix of pay that is heavily weighted toward variable or “at-risk” compensation, with the CEO being 19% fixed and 81% variable in 2022. In terms of our “fixed” compensation or base salary for our executives, we target alignment with the 50th percentile of our Compensation Peer Group. Our executive pay is deemed variable or “at-risk” through our short-term and long-term incentive plans utilize targeted amounts aligned with the 50th percentile of our Compensation Peer Group. Our executives “realized” compensation is determined through the achievement against stretch metrics which are share price relative to our PSU Peer Group and our strategic financial and operational objectives. Further details on our incentive plans can be found in the remainder of this section of the Circular.

Benchmarking

We benchmark executive compensation with the aim to attract, engage, and retain global talent and remain competitive in markets where we operate. The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

2023 Management Information Circular54

We set our targets for base salaries and total direct compensation at or slightly below the median (50th percentile) of our Compensation Peer Group.

Compensation Peer Group

Our Compensation Peer Group, which includes contract drilling, well servicing, and offshore drilling companies, have been carefully selected based on their comparability to Precision – comparable business lines and similarity in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2022, 55% of our revenue was from our U.S. and International operations, and 45% was from our operations in Canada. In 2023, the majority of our capital expenditures are expected to be focused on U.S. and International operations. Our leadership team is centralized in Houston, Texas and we compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include both Canadian and U.S. based companies. Establishing a peer group that consists of a mix of Canadian and U.S.-based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate.

▪ revenue ▪ EBITDA ▪ assets ▪ total employees	▪ market capitalization ▪ enterprise value ▪ geographic footprint ▪ complexity of service offerings	We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 64 for details).

For benchmarking purposes, a review is performed of the proxy materials of peer companies, third party compensation survey data, and relevant information from other companies in the energy services sector that have revenue of a similar size, as well as similar operational makeup, if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

2022 Compensation Peer Group

We benchmarked compensation levels for 2022 against the following 15 companies.

▪  CES Energy Solutions Corp.

▪  Ensign Energy Services Inc.

▪  Forum Energy Technologies, Inc.

▪  Helmerich & Payne, Inc.

▪  Liberty Oilfield Services, Inc.

▪  Nabors Industries Ltd.

▪  NexTier Oilfield Solutions, Inc.

▪  Noble Corp.

▪ Oil States International, Inc. ▪ Pason Systems ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services Inc. ▪ Shawcor Ltd. ▪ TETRA Technologies, Inc.

With our operations spanning across Canada, the United States and the Middle East, the HRCC is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to be positioned near the median for the relevant metrics of size and operational complexity we compare. Among the metrics used to determine comparability are revenue (42nd percentile), EBITDA (64th percentile), assets (52nd percentile), market capitalization (45th percentile), enterprise value (52nd percentile), employee count (42nd percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2022, Precision was on average at the 50th percentile of our Compensation Peer Group.

2023 Compensation Peer Group

The HRCC reviewed our 2022 Compensation Peer Group with assistance from Meridian and feedback from management and concluded no changes would be made for 2023.

2023 Management Information Circular55

Third-Party Advisory Service Firms

In previous years, a proxy advisory service firm has compared Precision’s pay and performance against a select group of Canadian-only companies, a limited number of which are direct peers mixed with a larger group of less relevant Canadian industrial companies resulting in different conclusions about competitive pay levels and relative performance. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant and consists of Canadian and U.S. companies with a similar international footprint. We believe that a group of Canadian-only companies is not appropriate, as we would not only target Canadian talent for our senior executive positions. Furthermore, many of the companies included do not compete within the drilling and oilfield services industries and are not subjected to the same business cycles and risks as Precision. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2022 accounted for 55% of our revenue. Since 2014, over 78% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston, Texas and paid in U.S. dollars. Accordingly, our 2022 Compensation Peer Group of 15 publicly traded companies includes a majority of comparable U.S. companies that we compete with for talent, market share and customers.

Components of Executive Compensation

Total direct compensation for our executives includes a mix of fixed and variable /at-risk pay. In 2017, shareholders approved the existing Omnibus Plan, which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	20 - 30%	Cash	One year	▪Fixed annual cash salary paid over the year
Variable / At-risk	Short-term incentive	20%	Cash	One year	▪Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target) with payouts calculated as a percentage of base salary paid in the calendar year
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)

▪Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics) and our share price when units vest

▪Settled in cash, equity or a combination of both

			Restricted share units (RSUs)	Three years (one-third vests each year)	▪Value depends on our share price when the units vest ▪Settled in cash, equity or combination of both
			Stock options(1)	Seven years (one-third vests each year over three years)	▪Value depends on the appreciation in our share price relative to the strike price ▪Settled in equity

Notes:

(1)	No stock options were granted in 2022.

Compensation Pays Out Over Time

Our compensation program emphasizes variable / at-risk pay. Incentive awards account for the majority of executive pay and payout over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong linkage between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.

2023 Management Information Circular56

Decision-making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

2023 Management Information Circular57

Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position and can count RSUs and PSUs that are to be paid in shares toward meeting the guidelines. Stock options cannot be counted toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See below for information about the share ownership of each NEO.

2022 EXECUTIVE COMPENSATION

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the Company in 2007. Mr. Neveu has over 40 years of experience in the oilfield services sector holding engineering, manufacturing, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 163,912 Precision shares; meets 5x shares ownership guidelines

Carey T. Ford | Chief Financial Officer

Carey Ford was appointed to his current position in 2016. He joined Precision in 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Chief Financial Officer in 2016. Mr. Ford has a BBA and MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 35,230 Precision shares; meets 2x share ownership guidelines

Gene C. Stahl | President, North American Drilling

Gene Stahl was appointed as President, North American Drilling in 2023 and previously held the position of Chief Marketing Officer since 2019. Since joining Precision in 1993, Gene has progressed his way through the organization holding several positions with increasing responsibility, including Contracts, Investor Relations, Engineering, Manufacturing, Rig Construction, Procurement, Field Training and Development, and Health, Safety and Environment (HSE). Gene holds a Bachelor of Arts degree in Economics from the University of Calgary and is a graduate of the Harvard Business School, Advanced Management Program.

Owns 36,546 Precision shares; meets 2x share ownership guidelines

Veronica H. Foley | Chief Legal and Compliance Officer

Veronica Foley joined Precision in 2010 and is responsible for managing Precision’s legal and compliance departments. Ms. Foley has over 20 years of experience in the energy business. Prior to joining Precision, she spent over seven years working at an international law firm. Ms. Foley holds a Bachelor of Arts degree in psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 21,012 Precision shares; meets 2x share ownership guidelines

Shuja U. Goraya | Chief Technology Officer

Shuja Goraya was appointed as Chief Technology Officer in July 2018. In this role, he spearheads our digital transformation and the development and commercialization of our strategic rig automation technologies, data, and sustainability initiatives. Under his leadership, we have introduced many of the industry's first commercial-scale technologies and accompanying new business models to fully monetize our technology initiatives. With over 28 years of experience in the oil and gas industry, before Precision, Mr. Goraya has held various operational management, business development, and technology roles at SLB across multiple geographies, including the United States, Canada, the Middle East, Africa, and Asia.

Owns 20,392 Precision shares; meets 2x share ownership guidelines

Notes:

(1)

Share ownership is as of March 22, 2023. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

2023 Management Information Circular58

Base Salary

Executives receive a base salary as fixed pay for performing their day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 54 for information about benchmarking and page 55 for our Compensation Peer Group). The base salaries for the CEO and the NEOs for 2022 are included in the table below. In 2022, the CEO did not receive an increase in base salary, and the NEOs increases were market-based adjustments. For 2023, the CEO’s base salary will remain unchanged.

Named Executive	January 1, 2021 (US$)	March 1, 2022 (US$)	Percentage Increase
Kevin A. Neveu	$800,000	$800,000	0.0%
Carey T. Ford	$415,000	$439,900	6.0%
Gene C. Stahl	$425,000	$437,750	3.0%
Veronica H. Foley	$385,000	$400,000	3.9%
Shuja U. Goraya	$350,000	$400,000	14.3%

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate, financial, and individual performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award

▪ The actual or “realized” award is based on corporate (100%) performance

▪ The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

▪ Capped at 200% of the executive’s target

Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, any safety related incidents or extenuating circumstances

Forfeiture	See Termination and Change of Control on page 78

Notes:

(1)	The Omnibus Plan allows us to pay bonuses in common shares, subject to the limits therein.

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic, ESG and operational metrics that focus executives on the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

In 2022, the HRCC removed the individual component for the CEO and Senior Executives and shifted its weighting to the financial metrics.

Corporate Performance Metrics (100%)

The HRCC sets performance metrics at the beginning of each year based on our business objectives, management’s recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective, which are approved by the Board and are not adjusted throughout the year.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 200% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015 to enhance transparency if the Board exercises its use of discretion.

Management provides quarterly updates to the HRCC that identifies both positive and negative factors that the HRCC should consider that are not quantified in the STIP scorecard. At the end of the year, the HRCC considers our progress on strategic deliverables that support our five-year strategic plan that are not quantified in the STIP scorecard, and any extenuating circumstances and provides a recommendation for the corporate modifier to the Board for approval. The corporate modifier cannot be applied to increase the corporate performance score above 200%.

2023 Management Information Circular59

2022 Corporate Performance Score and Corporate Modifier

After a comprehensive review of the scorecard and results, the Board determined not to utilize the corporate modifier to adjust the calculated score.

2022 Corporate Performance Score	Metric		Threshold	Target	Maximum	Actual	=	Weighted
	Weighting		0.00%	90.00%	180.00%	Performance		Score
Financial Performance		75.00%							124.14%
STIP Adjusted EBITDA (1)	60.00%		300,000,000	360,000,000	420,000,000	445,272,000		120.00%
Measures our growth
Return on capital employed (2)	5.00%		0.00%	2.00%	3.50%	1.31%		4.14%
Measures our profitability
STIP Cash Flow (3)	10.00%		85,000,000	98,000,000	115,000,000	24,919,000		0.00%
2022 strategic objective
Operational Excellence/ ESG Performance		14.00%							11.20%
Mechanical downtime	2.00%		0.96%	0.80%	0.64%	0.87%		1.56%
Low unplanned mechanical downtime lowers costs and increases revenue and supports our High Performance, High Value customer service
Employee retention	2.00%		98.5%	99.0%	99.5%	98.8%		1.64%
A key factor supporting our future growth and High Performance, High Value customer service
Safety performance
Key to our operations and ensures we maintain a strong focus on keeping employees safe
■ Total Recordable Incident Rate (TRIR) (4)	1.00%		1.07 – 0.63	0.63 – 0.49	<0.49	1.17		0.00%
■ SIF Potential Rate (4)	2.00%		0.90 – 0.86	0.86 – 0.81	<0.81	Q1: 1.63		0.00%
						Q2: 1.13
						Q3: 1.25
						Q4: 0.75
■ Target Zero Days Rate (4)	2.00%		0.48 – 0.46	0.46 – 0.43	<0.43	Q1: 0.14		0.00%
						Q2: 0.45
						Q3: 0.27
						Q4: 0.35
ESG Initiatives	5.00%		The Board reviews the quality and impact of ESG focused initiatives undertaken throughout the year to determine performance			Above Target		8.00%
Implementation of initiatives in key focus areas regarding ESG
Strategic Initiatives		11.00%							9.00%
Rig Technology	3.00%		Performance measured on pre-determined metrics			Above Target		6.00%
Strategic Accounts	3.00%					At Target		3.00%
Revenue Growth Efficiency	5.00%					Below Threshold		0.00%
Corporate Performance Score		100.00%							144.34%
Corporate Modifier (+/- 25%)									0.00%

Notes:

(1) STIP Adjusted EBITDA (earnings before income taxes, loss on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization) is calculated by taking our Adjusted EBITDA, as reported in our Consolidated Statements of Net Earnings (Loss), and adding back $134 million of share-based compensation charges. STIP Adjusted EBITDA is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

(2) Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3) STIP Cash Flow was a 2022 strategic financial objective to measure our cash flow and calculated by taking Adjusted EBITDA, as reported in our Consolidated Statements of Net Earnings (Loss), less cash used in investing activities, cash interest, lease, foreign exchange and income tax payments and the cash impact of changes in working capital, as reported in our Consolidated Statements of Cash Flow.

(4) For our senior executive payouts, although performance above threshold was achieved for the safety metrics, the HRCC made the decision to remove any payout associated with safety based on its assessment of the Company’s performance against metrics not included within the Scorecard.

2023 Management Information Circular60

2022 STIP Payouts

The table below shows the 2022 STIP payouts for each NEO, which were paid in March 2023. Targets for the 2022 metrics were approved by the Board in early February 2022. In 2022, threshold targets were set to align with our budget in order to drive performance to stretch levels for target payout. During the performance period, no adjustments were made to any metrics or targets. The payout amounts were calculated utilizing the pro-rated base salaries paid during the calendar year.

Named Executive	2022 STIP Eligible Base Salary(1)	STIP Target %	Corporate Performance	Corporate Modifier	STIP Payout(1)
Kevin A. Neveu	$1,041,456	100%	144.34%	0.00%	$1,503,238
Carey T. Ford	$567,431	75%	144.34%	0.00%	$614,272
Gene C. Stahl	$567,189	75%	144.34%	0.00%	$614,010
Veronica H. Foley	$517,571	75%	144.34%	0.00%	$560,298
Shuja U. Goraya	$510,207	75%	144.34%	0.00%	$552,323

Notes:

(1)

All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2022 average exchange rate of 1.3018.

Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

▪	align the interests of participants with those of our shareholders,
▪	reward our people for growth in shareholder value and outperforming our industry peers, and
▪	retain key employees in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

▪	PSUs
▪	RSUs, and
▪	stock options.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall target direct compensation. Our CEO and NEO’s were historically awarded a long-term incentive mix of PSUs and stock options. In 2019, RSUs were introduced and in 2020 the Committee determined that no stock options would be granted to reduce the dilution of Company shares and align more closely with our pay-for-performance philosophy and industry practice. Since 2020, the CEO and the NEOs have received their LTIP grant targeted value as 70% PSUs and 30% RSUs, a notably heavier weighting towards PSUs than our peer group average (55%).

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 78 for more information. PSUs, RSUs and stock options cannot be assigned, except by will.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on equity awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan.

Each award has different vesting and eligibility criteria as described in the following table.

2023 Management Information Circular61

	Performance Share Units	Restricted Share Units	Stock Options(1)
Form of Award	∎ Share-based awards ∎ Potentially dilutive(2)	∎ Share-based awards ∎ Potentially dilutive(2)	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive
Who Participates	∎ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ∎ Not open to non-management directors, all full-time employees are eligible participants	∎ RSUs were awarded to NEOs beginning in 2018 and CEO in 2019 ∎ Not open to non-management directors, all full-time employees are eligible participants	∎ Senior executives, including the CEO and other NEOs ∎ Not open to non-management directors, all full-time employees are eligible participants
Vesting

∎    Cliff vest at the end of three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year over three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year beginning on the first anniversary of the grant date

∎    Expire after seven years

∎    If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

Payout	∎ Settled in cash, equity, or a combination of both based formula on page 63

∎    Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity

∎    Based on fair market value (strike price) when the options are exercised

∎    The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎    Options only have value if the price of Precision shares increases above the strike price

Notes:

(1)	No stock options have been granted since 2019.
(2)

PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both, subject to the limits in the Omnibus Plan.

2022 Long-term Incentive Awards

The table below shows the 2022 long-term incentive awards, which were granted in February 2022 to the NEOs. In 2021, the CEO received a 10% reduction, and all other executives received a 7.5% reduction to their annual target awards, which were maintained in 2022. These awards were allocated 70% PSUs and 30% RSUs for the CEO and NEOs.

Named Executive	Long-term Incentive Award(1)	Allocation
		PSUs		RSUs
		$	#	$	#
Kevin A. Neveu	$3,677,834	$2,976,748	27,590	$1,276,366	11,830
Carey T. Ford	$1,181,533	$1,163,079	10,780	$498,462	4,620
Gene C. Stahl	$1,053,627	$930,031	8,620	$399,201	3,700
Veronica H. Foley	$829,791	$698,063	6,470	$298,862	2,770
Shuja U. Goraya	$829,791	$698,063	6,470	$298,862	2,770

Notes:

(1)

Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the grant date for the PSUs and RSUs of US$41.73. The grant values have been converted to Canadian dollars using the exchange rate of 1.2771.

2023 Management Information Circular62

2022 Long-term Incentive Award Mechanics

In 2022, the HRCC and management remained focused on continuing to align our programs with our strategic priorities of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The HRCC made changes to the awards’ mechanics in 2020 based on feedback from shareholders and prevailing trends in our Compensation Peer Group and determined they would be carried forward for LTIP awards granted in 2022, which include the following:

▪	TSR Collar – The portion of PSUs granted in 2022 tied to the relative TSR metric now includes a collar provision on the multiplier that:
1)

sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and

2)

sets a floor at threshold (0.40x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking.

▪

2022 PSU Peer Group Includes S&P 500 Index – Historically, our PSU Peer Groups have included companies with similar business operations (i.e., onshore drilling services and completion and production services) and companies that we regularly compete with for investors. The Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

▪	Cease Granting of Stock Options – In order to reduce the dilution of Company shares, the Committee determined that no stock options would be granted in 2022, and none have been issued since 2019.
▪	Maintain Award Mix Heavily Weighted on Performance-based Vesting – The CEO and other NEO’s award mix was 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.
▪

Payout Cap of 5.0x (five times) Original Grant Value – For the 2022 grants, the maximum number of PSUs that may be earned is 2.0x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company’s financial exposure by capping total payout at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

2022 PSU Awards

PSUs are cliff vested at the end of a three-year performance period. PSUs awarded in 2022 will vest in February 2025. The amount the executives ultimately receive depends on the resulting multiplier, determined by our PSU performance metrics, and our share price at the end of the vesting period. In 2022, the Committee determined the weighting for the PSU metrics would be based on 100% relative TSR.

Note:

(1)

Cash settlement for PSUs will be based on the five-day volume weighted average price of Precision’s shares prior to, but not including the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued, subject to the Omnibus Plan, from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

Relative TSR – 100% weighting

Shareholder returns have become the key priority in the energy sector. Although macroeconomic events have disrupted conventional methods of valuation, traditional strategic actions, such as balance sheet improvement and share buybacks should ultimately translate into an increase in shareholder returns. Additionally, we believe relative TSR is an important measure of Company performance because it reflects our ability to outperform peer companies affected by similar market conditions. Precision’s ranking and the resulting multiplier are determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. TSR is adjusted to reflect dividends paid over the period, and the HRCC may determine the multiplier using interpolation if our performance falls between ranges. In 2022, the Committee increased the required ranking for a 2.0x payout to the 85th percentile or higher based on shareholder feedback.

TSR Ranking	Multiplier
85th Percentile or higher	2.0x payout
50th Percentile (median)	1.0x payout
35th Percentile	0.4x payout
Below 35th Percentile	zero payout

2023 Management Information Circular63

Relative TSR Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (onshore drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent. We have also included the S&P 500 Index in our PSU Performance Peer Group.

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:

▪	chooses companies with similar business operations (i.e., onshore drilling services and completion and production services)
▪	includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance
▪	includes companies that we regularly compete with for investors, and
▪	selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group. In 2022, the Committee continued to include a benchmark for the broader market's performance to represent the competition for investors outside of our sector.

The following 15 companies and 1 index make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2022 PSU awards:

▪Calfrac Well Services Ltd. ▪CES Energy Solutions Corp. ▪Ensign Energy Services Inc. ▪Helmerich & Payne, Inc. ▪Nabors Industries Ltd. ▪NexTier Oilfield Solutions, Inc.	▪NESR ▪Patterson-UTI Energy, Inc. ▪RPC, Inc. ▪Secure Energy Services Inc. ▪Select Energy Services, Inc. ▪Shawcor Ltd.	▪TETRA Technologies ▪Total Energy Services Inc. ▪Trican Well Services Ltd. ▪S&P 500 Index

TSR Collar

Starting with the 2020 PSU grants, the portion of PSUs tied to the relative TSR metric (100% in 2022) now includes a collar provision on the multiplier that sets a cap at target (1.0x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and sets a floor at threshold (0.4x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking. A summary of the TSR Collar structure is shown below:

Absolute 3-Year TSR	Impact on TSR Multiplier
<0%	Cap of 1.0x, regardless of relative TSR ranking
>S&P 500 Index	Minimum of 0.4x, regardless of relative TSR ranking

At the end of the three-year performance period, the HRCC’s compensation consultant assesses Precision’s relative TSR performance. The HRCC reviews Meridian’s assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval for the portion of PSUs associated with relative TSR.

PSU Payout Cap of 5.0x (Five Times) Grant Value

The maximum number of PSUs that may be earned is 2.0x the number granted. Additionally, beginning with the 2020 PSU grants, the Board has implemented a ceiling whereby it manages the Company’s financial exposure by capping total payout at 5.0x the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

2023 Management Information Circular64

2020 PSU Award Payouts

The PSU award’s performance was based 50% on relative TSR performance, 25% on our Capital Structure metric, and 25% on our Leverage Ratio metric. The awards were paid out approximately 67% in shares and 33% assigned in cash and settled subsequent to December 31, 2022.

2020 PSU Metric	Weighting	Performance	Weighted Performance
Relative TSR	50%	2.00x	1.00x
Capital Structure	25%	1.96x	0.49x
Leverage Ratio	25%	0.00x	0.00x
		Final Multiplier	1.49x

Our TSR for the three-year period ending February 2023 was compared to our PSU Performance Peer Group for the 2020 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services Inc. ▪ Helmerich & Payne, Inc. ▪ Independence Contract Drilling Inc. ▪ Nabors Industries Ltd.	▪ NexTier Oilfield Solutions Inc. ▪ Nine Energy Services, Inc. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services Inc. ▪ Select Energy Services	▪ Shawcor Ltd. ▪ Total Energy Services Inc. ▪ Trican Well Service Ltd. ▪ S&P 500 Index

Meridian provided the HRCC with a report of their assessment of our relative TSR ranking at the end of the three-year performance period, showing Precision 233% total shareholder return over the three-year period resulting in the 94th percentile of the PSU performance peer group.

The HRCC also reviewed our performance against our additional financial metrics, Capital Structure (25%) and Leverage Ratio (25%). The Capital Structure metric targets, which exceeded the Target Performance goal of $300 million in debt reduction with $396 million of debt paid over the three-year period.

3-Year Performance Targets	Multiplier
Threshold – CAD $250M	0.4x
Target – CAD $300M	1.0x
Stretch – CAD $400M	2.0x
Final Performance – CAD $396M	1.96x

The Leverage Ratio metric targets, which were approved in February 2020 and calculated as Long-term Debt to Adjusted EBITDA as shown in our Annual Report, were missed for all three years, resulting in a 0.0x multiplier.

Annual Performance Targets	2020	2021	2022	Multiplier
Threshold	3.75	3.00	2.50	0.4x
Target	3.50	2.75	2.25	1.0x
Stretch	3.25	2.50	2.00	2.0x
Annual Weighting	33.3%	33.3%	33.3%	100%
Final Performance	4.30	5.50	3.40	0.0x

2023 Management Information Circular65

Notes:

(1)

PSU payouts were settled with common shares issued from treasury for units earned up to a 1.0x multiplier, with units earned by the multiplier above 1.0x paid out in cash. The total award value of the payouts as presented in the table above utilize the volume weighted average price of Precision shares for the five trading days prior to, but not including the vesting date of US$81.18, and converted to Canadian dollars using the exchange rate of 1.3291 for any amounts paid in cash.

As per the terms of the Omnibus Plan, the HRCC reviewed the TSR ranking and our performance against the Capital Structure and Leverage Ratio targets over the performance period and recommended a multiplier of 1.49x to the Board for review and approval. No adjustments to targets or discretion were applied to any metrics for the 2020 PSU. The Board approved the multiplier and believes the payouts are appropriate.

All Other Compensation

Retirement Benefits

The NEOs participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

▪	a defined contribution pension plan where we match participants’ contributions up to 5%(1) of their base salary
▪	a group registered retirement savings plan, and
▪	a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5%(1) of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Notes:

(1)  The Company’s match for the retirement plan was reduced from 5% to 1% in April 2020 as part of the significant cost reduction actions taken during the peak of the COVID-19 pandemic. The match was restored to 5% in July 2021.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain employees. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares. Historically, we have matched 20% of the employee’s contribution. Effective April 1, 2020, the employer match benefit was suspended as part of the significant cost reduction actions taken during the peak of the COVID-19 pandemic. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase additional Precision shares.

Participants can change their contribution percentage and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees. The table below shows the number of shares purchased by participants (including any applicable company match, which was suspended in April 2020) through the plan for the previous three years:

as at December 31	2020	2021	2022
Number of shares purchased	49,753	41,026	17,699
Number of shares outstanding	13,459,593	13,304,425	13,558,525
Burn rate	0.37%	0.31%	0.13%

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining high performing employees in a highly competitive market.

Our Canadian, U.S. and International benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

▪	basic, optional and dependent life insurance
▪	basic, optional, accidental death and dismemberment insurance
▪	extended health, vision and dental care

2023 Management Information Circular66

▪	short-term and long-term disability insurance
▪	employee assistance plan, and
▪	out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 73 for more information.

2023 Compensation Decisions

Base Salary

Market-based adjustments were made to the NEOs’ in 2023, ranging between 2% to 5%. No adjustments were made to the CEO’s base salary for 2023.

Short-term Incentives

No major changes were made to the 2023 STIP scorecard, which remains heavily weighted towards our financial metrics, and maintains ESG metrics as a key component reflecting our commitment to the safety of our employees, customers, neighbors, and the environment. The individual component was removed from the scorecard for the CEO and NEOs in 2022 and maintained in 2023, making their STIP 100% based on company performance. The CEO’s target will be adjusted from 100% to 110% and the CFO’s target will increase from 75% to 85% in 2023. These adjustments were made to align with median targeted levels of our Compensation Peer Group.

Long-term Incentives

In February 2023, the HRCC determined the 2023 PSU performance multiplier will be based 100% on relative TSR to continue our focus on shareholder returns. The CEO’s targeted grant amount for 2023 will be restored back to US$3,200,000, which was the targeted amount prior to the pandemic. In addition, market-based increases were made to the other NEOs’ LTIP targets for 2023.

All of the construct changes implemented in 2020 to our LTIP awards were carried forward for 2023 awards, including:

▪	Negative TSR collar
▪	S&P 500 Index included in the 2021 PSU Peer Group
▪	Payout cap of 5.0x original grant value, and
▪	In 2022, increased PSU threshold for 2.0x multiplier from 75th percentile to 85th percentile of peer group.

2023 Management Information Circular67

CEO COMPENSATION

Kevin A. Neveu (62) President and Chief Executive Officer Based in Houston, Texas CEO since 2007

“Our High Performance, High Value strategy is focused on providing safe, highly efficient, reliable and environmentally responsible services to customers through our fleet of Super Series drilling rigs, AlphaTM technologies and EverGreenTM suite of environmental solutions.  We deliver exceptional field-level results through our people, technology and systems with the goal to create value for our customers and investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets and making strategic investments in training, safety and employee development. Additionally, in 2017, Mr. Neveu launched Precision’s digital strategy, branding and commercializing the offering as “AlphaTM” two years later. Today, Precision has over 70 Super Series drilling rigs equipped with AlphaTM. In 2021, Mr. Neveu launched Precision’s EverGreenTM suite of environmental solutions, bolstering the Company’s commitment to reduce the environmental impact of oilfield operations. This suite of environmental solutions offers customers products and applications to measure and reduce their GHG emissions during drilling operations. All these enhancements have allowed Precision to improve its competitive position, grow market share, generate substantial free cash flow, and enhance investor returns.

Since 2018, Mr. Neveu has led the Company’s efforts to strengthen our financial position through reducing debt by utilizing free cash flow as well as a series of debt transactions that have positioned the Company well for the current increase in market demand. Since 2018, Precision has reduced debt by $770 million and repurchased $52 million of shares. Mr. Neveu’s focus on strict cost discipline, cash flow, debt reduction and returning capital to shareholders has been well-received by shareholders over the past three years as Precision’s TSR ranks within the top 94th percentile of its peer group.

2022 Contributions and Accomplishments

In 2022, Mr. Neveu’s successful navigation of the Company in a rapidly changing market allowed Precision to emerge from the severe 2020 downturn healthy and well-positioned to capture multiple growth and business transformation opportunities as the industry recovered and customer and investor preferences continued to evolve.

At the beginning of each year, Precision publishes its key strategic priorities and reports on those throughout the year.

In 2022, Precision focused on three strategic priorities:

1)Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across our Super Series rig fleet and further competitive differentiation through ESG initiatives

2)Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound, and

3)Utilize free cash flow to continue strengthening our balance sheet while investing in our people, and equipment and returning capital to shareholders.

The results achieved in 2022 for each of the priorities are tabulated in the table to follow.

Executing our digital strategy has been a key focus for Mr. Neveu and the management team for several years. In 2022, the Company more than doubled its revenue from our AlphaTM technologies. As of year end, Precision had 70 AlphaTM equipped rigs in North America, 21 commercial AlphaAppsTM and increased utilization of AlphaAnalyticsTM platform. Customers see the value in our AlphaTM technologies with approximately 90% of our AlphaTM equipped rigs generating incremental revenue. Precision has established a commercial, scalable and industry-leading digital portfolio which will continue to be a key differentiator of our High Performance, High Value service offering.

Another competitive differentiator is our EverGreenTM suite of environmental solutions, which includes battery storage, emissions monitoring and fuel usage optimization. We are seeing strong demand for these products with seven EverGreenTM Battery Energy Storage Systems, 15 EverGreenTM Integrated Power Emissions Monitoring Systems and 21 high mast LED lighting systems deployed in the field at year end. In 2022, Mr. Neveu oversaw the publication of Precision’s third annual Corporate Responsibility Report, which reports on our ESG initiatives.

As the world continues to rebound from the pandemic, demonstrating operational leverage has been a key priority and success factor for Precision Drilling. For the past three years, Mr. Neveu has successfully led the Company through a steep change in customer demand, which began to rapidly increase in the second half of 2021. Effective management of Precision’s workforce, Super Series equipment and cost structure during this time allowed the Company to return to profitability in the second half of 2022, the first time since 2019. Precision’s drilling rig utilization increased 35% in 2022 while drilling rig margins increased 41% in the U.S. and 36% in Canada and helped bolster Precision’s cash flows.

2023 Management Information Circular68

Other notable accomplishments in 2022 included the acquisition of High Arctic’s well serving business and rental assets and the award of four five-year drilling contracts in Kuwait following the renewal of three five-year contracts in the Kingdom of Saudi Arabia. These accomplishments were well aligned with Precision’s strategic priorities as they provide scale and improved the cash flow profile of the Company.

A key long-term priority that Mr. Neveu and the management team have been focused on for several years is reducing debt. In 2022, Precision’s balance sheet continued to improve with $106 million of debt reduction, exceeding its $75 million target. These actions preserved Precision’s significant liquidity position and lowered our average cost of debt. Mr. Neveu’s focus on debt repayment has resulted in reduced annual interest expense from $122 million in 2018 to $85 million in 2022 and the run rate cash interest expense in 2023 is expected to be approximately $80 million. Precision is on track to exceed its updated long-term goal of repaying over $500 million in debt and reaching a sustained Net Debt to Adjusted EBITDA leverage ratio of below 1.0 times by the end of 2025.

Under Mr. Neveu’s leadership, all of these steps have positioned Precision to benefit from the strong activity levels anticipated in 2023.

2022 Strategic Priorities	2022 Results

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives

▪Grew AlphaTM revenue by over 60% compared to 2021.

▪Increased total paid days for AlphaAutomationTM by over 50% from 2021.

▪Ended the year with 70 AlphaTM rigs, a 49% increase from the beginning of the year.

▪Expanded our commercial AlphaAppsTM to 21 versus 16 a year ago and increased AlphaAppsTM paid days by 15% from 2021.

▪Exited 2022 with seven field deployed EverGreenTM Battery Energy Storage Systems (BESS), 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound

▪Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.

▪Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.

▪Increased our daily operating margins 41% in the U.S. and 36% in Canada.

▪Acquired High Arctic’s well servicing business and associated rental assets and increased our Completion and Production Services’ Adjusted EBITDA(1) to $38 million versus $6 million in 2021.

▪Awarded four five-year drilling contracts in Kuwait, increasing our international rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.

Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders

▪Reduced debt by $106 million, ending the year with approximately $600 million in available liquidity (which is cash plus unused credit facilities).

▪Returned $10 million of capital to shareholders through share repurchases.

▪Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.

▪Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provide over 10,000 hours of training.

(1) Adjusted EBITDA is a non-GAAP measure – see Financial Measures and Ratios on page 81.

2022 Achievements

Organizational Development – Employee Development

Mr. Neveu continued to drive comprehensive competency and training programs for our field employees that fully leverage our state-of-the-art training facilities in Nisku, Alberta and Houston, Texas. Mr. Neveu also introduced the Leadership Exchange, which provided a new opportunity for leaders to learn and interact with a cross-functional group from their region. In 2022, Precision once again offered its summer intern program which included 27 interns in Canada and 17 in the United States, representing 23 universities.

Investment Community – Engagement and Investor Updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 100 face-to-face or virtual meetings with investors in 2022. Mr. Neveu also organized an Analyst Day at the Company’s Technical Center in Nisku, Alberta, which had an 80% participation rate.

Industry and Community Involvement – Government Relations (Alberta), Speaking Engagements and Community Involvement

Mr. Neveu serves on the advisory council for the University of Calgary’s School of Public Policy. Throughout 2022, Mr. Neveu spoke at numerous events for the International Association of Drilling Contractors (IADC) as well as for the Canadian Association of Energy Contractors (CAOEC). Mr. Neveu also remained focused on community involvement through various contributions and corporate donations.

2023 Management Information Circular69

2022 CEO Compensation

Mr. Neveu’s total direct compensation for 2022 is aligned slightly above the median (50th percentile) of our 2022 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive’s experience, performance, and other factors.

2022 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total direct compensation for 2022 converted to Canadian dollars as reported in the Summary Compensation Table on page 73.

Base Salary

All of our executive team is based out of our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term global operations strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston on March 1, 2016, and the Board decided to adjust the CEO’s base salary to align with the median of our Compensation Peer Group, but to do so over a two-year period because of the challenging conditions facing the industry and to pay the CEO in U.S. dollars. In 2016, Mr. Neveu’s base salary was adjusted to US$670,000 and then to US$800,000 in March 2017 as the second step to align with the median of our Compensation Peer Group, which coincided with the beginning of Mr. Neveu’s tenth year as CEO at Precision.

The Board made no adjustments to the CEO’s base salary in 2018 or 2019. On April 1, 2020, in response to market conditions, the CEO received a 20% base salary reduction which was effective through the remainder of the year and reversed January 1, 2021. No other adjustments were made to the CEO’s base salary in 2022 or 2023.

Short-term Incentive

Mr. Neveu received a 2022 STIP payout of US$1,154,720 that was based on his targeted award (100% of base salary) and the Board’s assessment of our corporate performance in 2022. Our 2022 corporate performance score was calculated at 144.34% after the HRCC made the decision to remove any payouts associated with the safety metrics due to the performance against metrics not captured in the scorecard.

Long-term Incentive

Mr. Neveu’s targeted 2022 LTIP grant was US$2,880,000, which represents a 10% decrease from pre-pandemic levels. His LTIP grant was allocated 70% PSUs and 30% RSUs, and maintained the same allocation established in 2020. In 2019, his LTIP award was allocated 70% PSUs, 20% RSUs and 10% stock options and in 2018, his LTIP award was allocated 70% PSUs and 30% stock options. From 2014 to 2017, his LTIP award was allocated 60% PSUs and 40% stock options, and 50/50 prior to that.

2023 Management Information Circular70

Five Year Compensation Lookback

The following chart shows the targeted total direct compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual “realized” compensation received during the previous five years.

Perquisites

Mr. Neveu’s perquisites include a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Share Ownership (as of March 22, 2023)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). Mr. Neveu’s cost basis for his Precision shares is $14,270,488.

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
163,912	$11,001,773	Yes, holds 5x his base salary

Notes:

(1)	The market value of Mr. Neveu’s shares are based on $67.12, the closing price of Precision shares on the TSX on March 22, 2023.
(2)

Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 22, 2023 exchange rate.

2023 Management Information Circular71

Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2017 and dividends were reinvested over the same period. It compares Precision’s TSR to the total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2022 PSU Performance Peer Group.

Total Shareholder Return
Value of initial $100 investment
$160
$140
$120
$100
$80
$60
$40
$20
$0
2017
2018
2019
2020
2021
2022
Precision (PD: TSX)
S&P/TSX Composite
S&P/TSX Equal Weight Oil & Gas Index
2022 PSU Performance Peer Group(1)

at December 31	2017	2018	2019	2020	2021	2022
Precision (PD: TSX)	$100	$62	$48	$27	$59	$136
S&P/TSX Composite	$100	$88	$93	$112	$114	$138
S&P/TSX Equal Weight Oil & Gas Index	$100	$73	$82	$56	$89	$113
2022 PSU Performance Peer Group(1)	$100	$59	$46	$20	$32	$51

Notes:

(1)

Our 2022 PSU Performance Peer Group consisted of 15 companies with similar business operations that we compete with for investors and 1 index, the S&P 500. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 64 for details about our 2022 PSU Performance Peer Group).

Cost of Management Ratio

The table below compares our Adjusted EBITDA to the total compensation paid to our NEOs for the last five years. Overall, the Cost of Management Ratio has averaged below 5% of Adjusted EBITDA over the past 5 years.

($ in millions)	2018	2019	2020	2021	2022
Total compensation cost	$14.8	$15.2	$13.9	$11.9	$14.9	Average cost of management ratio 4.81%
Adjusted EBITDA	$375.1	$391.9	$263.7	$192.8	$311.6
Cost of management ratio	3.95%	3.88%	5.27%	6.17%	4.77%

The cost of management ratio includes the following NEOs:

2018: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Shuja U. Goraya and Veronica H. Foley

2019: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr

2020: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr

2021: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr

2022: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya

There is no direct correlation between TSR and total cash compensation (base salary + short-term incentive) awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which are aligned with shareholder interests. For more information, see 2022 Long-term Incentive Awards on page 61 for more information.

2023 Management Information Circular72

2022 COMPENSATION DETAILS

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31. All amounts are in Canadian dollars.

(as at December 31, 2022)		Salary ($)(1)	Share – based Awards ($)(2)	Option – based Awards ($)	Non-equity Incentive Plan Compensation Annual Incentive Plan ($)(3)	Pension Value ($)(4)	All Other Compensation($)(5)	Total Compensation($)(6)
Name and Principal Position	Year
Kevin A. Neveu	2022	1,041,456	3,677,834	—	1,464,901		199,354	6,383,545
President and	2021	997,551	3,704,202	—	395,163	—	144,435	5,241,351
CEO	2020	957,339	4,235,600	—	728,229	—	179,327	6,100,495
Carey T. Ford	2022	566,562	1,181,533	—	598,606		30,170	2,376,870
Chief Financial	2021	518,881	1,191,196	—	153,743	—	61,998	1,925,818
Officer	2020	537,292	1,323,645	—	308,380	—	83,380	2,252,697
Gene C. Stahl	2022	566,744	1,053,627	—	598,351		48,222	2,266,944
President, North	2021	531,384	1,071,032	—	157,447	—	79,232	1,839,095
American Drilling	2020	550,236	1,191,232	—	315,810	—	105,778	2,163,056
Veronica H. Foley	2022	517,048	829,791	—	546,009		25,746	1,918,594
Chief Legal and	2021	481,371	833,315	—	142,629	—	29,263	1,486,578
Compliance Officer	2020	490,971	926,406	—	282,795	—	40,480	1,740,652
Shuja U. Goraya	2022	508,464	829,791	—	538,237		46,992	1,923,484
Chief Technology	2021	437,628	773,328	—	162,678	—	46,271	1,406,340
Officer	2020	453,142	860,340	—	260,082	—	74,580	1,663,259

Notes:

(1)	2022 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an annual average exchange rate of 1.3018.

In response to market conditions, on April 1, 2020, the CEO voluntarily agreed to a 20% reduction, and all other executives to a 10% reduction, of their annual base salaries. These adjustments were reversed on January 1, 2021.

2020 base salaries for the NEOs reflect 27 pay periods (instead of 26) because the last payment in our 2021 US payroll calendar was on December 31.

(2)

Share-based awards represent the grant date fair value of PSU and RSU awards calculated as the number of awards multiplied by the share price on the applicable grant date, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2022 awards: 1.2686 (February 1, 2022 for PSUs and RSUs)
2021 awards: 1.2862 (February 1, 2021 for PSUs and RSUs)

2020 awards: 1.3236 (February 1, 2020 for PSUs and RSUs)

(3)	Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.
(4)	Pension value represents Precision’s matching contributions under the defined contribution pension plan.
(5)	Perquisites totaled more than US$50,000 for each NEO and include the following:

Mr. Neveu: a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan. The US$50,000 housing allowance for 2020, 2021, and 2022 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in both Houston and Calgary on Precision business. The HRCC sought independent advice from our independent consultant before recommending the housing allowance to the Board for review and approval. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Calgary, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Mr. Goraya: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

All perquisite values were based on the total cost to Precision.

(6)

If not specifically identified in one of the above footnotes, compensation for the NEOs for 2022, 2021 and 2020 was converted to Canadian dollars using the average exchange rate of 1.3018, 1.2537 and 1.3411, respectively.

2023 Management Information Circular73

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2022 STIP award) for each NEO during the year ended December 31, 2022.

Named Executive	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Kevin A. Neveu	$1,163,832	$16,337,914	$1,464,901
Carey T. Ford	$176,210	$5,124,017	$598,606
Gene C. Stahl	$276,415	$4,610,115	$598,351
Veronica H. Foley	$22,265	$3,586,638	$546,009
Shuja U. Goraya	—	$3,340,821	$538,237

Notes:

(1)	Value calculated as the amount by which the closing price of the underlying common shares on the date of exercise exceeds the option exercise price before withholding of any taxes.
(2)

Share-based awards – For the CEO and other NEOs, the value vested includes the 2020 PSU and first tranche of the 2022 RSU payouts which were settled with common shares issued from Treasury, and for the 2020 PSUs for units earned up to a 1.0x multiplier in common shares, with units earned by the multiplier above 1.0x paid out in cash, with a final multiplier of 1.49x. The total award value of the payouts as presented in the table above utilizes the volume weighted average price of Precision shares for the five trading days prior to, but not including, the vesting date of US$81.18, and converted to Canadian dollars using the exchange rate of 1.3291 for any amounts paid in cash and the cost basis applied when the Executive’s received control of the shares on February 14, 2023 of US$65.10. For the CEO and other NEOs, the value vested also includes the third tranche of the 2020 RSU payout and the second tranche of the 2021 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date, of $81.18 on the NYSE for U.S. units. Amounts were converted to Canadian dollars using the exchange rate of 1.3290.

(3)	Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2022 average exchange rate of 1.3018.

2023 Management Information Circular74

Equity-based Compensation Outstanding Option-based Awards and Share-based Awards The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2022.

	Option-based Awards					Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)(2)	Market or Payout Value of Share-based Awards that have not Vested ($)(1)(3)	Market or Payout Value of Vested Share-based Awards not Paid Out or Distributed ($)
Kevin A. Neveu
President	2022	—	—	—	—	69,010	$7,196,242	—
and CEO	2021	—	—	—	—	127,620	$13,307,991	—
	2020	—	—	—	—	104,920	$10,940,874	—
	2019	—	—	—	—	—	—	—
	2018	31,515	US$68.80	23-Feb-25	$338,488	—	—	—
	2017	25,040	US$111.40	17-Feb-24	—	—	—	—
	2016	—	—	—	—	—	—	—
Total		56,555			$338,488	301,550	$31,445,107	—
Carey T. Ford
Chief Financial	2022	—	—	—	—	22,170	$2,311,849	—
Officer	2021	—	—	—	—	40,987	$4,274,053	—
	2020	—	—	—	—	32,788	$3,419,117	—
	2019	—	—	—	—	—	—	—
	2018	7,590	US$68.80	23-Feb-25	$81,521	—	—	—
	2017	6,650	US$111.40	17-Feb-24	—	—	—	—
	2016	2,925	US$100.40	9-May-23	—	—	—	—
Total		17,165			$81,521	95,945	$10,005,019	—
Gene C. Stahl
President, North	2022	—	—	—	—	19,770	$2,061,581	—
American Drilling	2021	—	—	—	—	36,890	$3,846,825	—
	2020	—	—	—	—	29,508	$3,077,084	—
	2019	7,385	US$51.20	25-Feb-26	$256,029	—	—	—
	2018	5,475	US$68.80	23-Feb-25	$58,804	—	—	—
	2017	—	—	—	—	—	—	—
	2016	—	—	—	—	—	—	—
Total		12,860			$314,833	86,168	$8,985,490	—
Veronica H. Foley
Chief Legal and	2022	—	—	—	—	15,570	$1,623,612	—
Compliance Officer	2021	—	—	—	—	28,694	$2,992,160	—
	2020	—	—	—	—	22,948	$2,393,019	—
	2019	2,935	US$51.20	25-Feb-26	$101,753	—	—	—
	2018	5,335	US$68.80	23-Feb-25	$57,301	—	—	—
	2017	3,910	US$111.40	17-Feb-24	—	—	—	—
	2016	550	US$100.40	9-May-23	—	—	—	—
Total		12,730			$159,054	67,212	$7,008,792	—
Shuja U. Goraya
Chief Technology	2022	—	—	—	—	15,570	$1,623,612	—
Officer	2021	—	—	—	—	26,640	$2,777,973	—
	2020	—	—	—	—	21,313	$2,222,524	—
	2019	2,725	US$51.20	25-Feb-26	$94,472	—	—	—
	2018	2,668	US$72.46	3-Aug-25	$15,377	—	—	—
	2017	—	—	—	—	—	—	—
	2016	—	—	—	—	—	—	—
Total		5,393			$109,849	63,523	$6,624,109	—

Notes:

(1)

Values of the option-based and share-based awards granted to the CEO and other NEO’s are based on US$76.70, the closing price of Precision shares on the NYSE on December 31, 2022 and were converted to Canadian dollars using the December 31, 2022 exchange rate of 1.3596.

(2)

Share-based awards that have not vested for CEO and other NEO’s are comprised of PSUs and RSUs. For Mr. Neveu, 2022 awards include 48,310 PSUs and 20,700 RSUs, 2021 awards include 99,260 PSUs and 28,360 RSUs, and 2020 awards include 91,805 PSUs and 13,115 RSUs. For Mr. Ford, 2022 awards include 15,520 PSUs and 6,650 RSUs, 2021 awards include 31,880 PSUs and 9,107 RSUs, and 2020 awards include 28,690 PSUs and 4,098 RSUs. For Mr. Stahl, 2022 awards include 13,840 PSUs and 5,930 RSUs, 2021 awards include 28,690 PSUs and 8,200 RSUs, and 2020 awards include 25,820 PSUs and 3,688 RSUs. For Ms. Foley, 2022 awards include 10,900 PSUs and 4,670 RSUs, 2021 awards include 22,320 PSUs and 6,374 RSUs, and 2020 awards include 20,080 PSUs and 2,868 RSUs. For Mr. Goraya, 2022 awards include 10,900 PSUs and 4,670 RSUs, 2021 awards include 20,720 PSUs and 5,920 RSUs, and 2020 awards include 20,080 PSUs and 2,663 RSUs.

(3)	The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance, see 2022 PSU Awards on page 63.

2023 Management Information Circular75

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans (on a post-consolidation basis) as of December 31, 2022.

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Plan (1)(2)(3)	240,472	$114.69	459,164
2. DSU plans (4)	79,044	—	22,075
Equity compensation plans not approved by shareholders	—	—	—
Total	319,516		481,239

Notes:

(1)

RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that may or are intended to be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see 2022 PSU Awards on page 63).

(2)	Stock options will only be granted under the Omnibus Plan going forward. 240,472 includes options outstanding under the stock option plan.
(3)

The number of shares available for future issuance under the Omnibus Plan as the total plan limit 699,636 less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.

(4)	DSUs outstanding include DSUs granted under the old DSU plan and the 2012 DSU plan. DSUs outstanding under the old DSU plan total 1,470. DSUs outstanding under the 2012 DSU plan total 77,574.

Granting Stock Options and Awards

As of December 31, 2022, we had 13,558,525 shares outstanding and 240,472 shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 1,094,379 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2022 Burn Rate	0.56%

The table below provides details about award grants intended to be settled in shares under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2020		2021		2022
Measure of Dilution	# of Equity-based Awards	% of shares Outstanding(1)	# of Equity-based Awards	% of shares Outstanding(1)	# of Equity-based Awards	% of shares Outstanding(1)
Annual grant – the total number of awards granted under the plans each year (2)	—	0.00%	—	0.00%	75,670	0.56%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	747,178	5.55%	573,412(3)	4.31%	240,472	1.78%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	71,031	0.53%	244,797(3)	1.84%	459,164	3.40%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	818,209	6.08%	818,209	6.15%	699,636	5.17%

2023 Management Information Circular76

Notes:

(1)

Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31. RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that are intended to be settled in common shares issued from treasury are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs (see 2022 PSU Awards on page 63).

(2)

The annual grant totals included in the table above represent only awards that are intended to be settled in common shares issued from treasury, as determined by the HRCC at the time of grant. Additional awards that are intended to be settled in cash, as determined by the HRCC at the time of grant and are accounted for as such in our financial statements, include the following; 2020: 529,386 RSU and PSU awards representing 3.92% of weighted average outstanding shares; 2021: 681,903 RSU and PSU awards representing 5.04% of weighted average outstanding shares; 2022: 344,880 RSU and PSU awards representing 2.55% of weighted average outstanding shares.

(3)	The 240,272 equity-based awards outstanding as of December 31, 2022 were made up of 75,670 executive RSUs and 164,802 stock options.

About the Stock Option Plan and Omnibus Plan

As of December 31, 2022, there have been 635,215 stock options, PSUs and RSUs issued or outstanding under our stock option plan and our Omnibus Plan which have, may, or are intended to be settled in common shares issued from treasury, representing 4.67% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 77,574 DSUs under the 2012 DSU plan, representing 0.57% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our DSU plan was 0.00% from 2020 to 2022.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

▪	increasing the number of Precision shares reserved for issue under the stock option plan
▪	reducing the exercise price of a stock option
▪	extending the term of a stock option
▪	increasing any limit in our stock option plan on grants to insiders
▪	adding any form of financial assistance by Precision for the exercise of options
▪	changing the amending provisions of the stock option plan, and
▪	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 78 for a summary of the effect on employee’s termination for or without cause will have on stock options, PSUs and RSUs.

At our annual meeting in 2022, shareholders approved amendments to the Omnibus Plan, including: (i) an increase by 200,000 to the maximum number of common shares available for issuance under the Omnibus Plan and removal of the sub-limit for certain share based awards, (ii) certain changes in respect of how awards (mainly options) under the Omnibus Plan that are not settled in treasury common shares will impact the remaining share reserve under the Omnibus Plan, (iii) amendments to provide that the share reserve under the Omnibus Plan will not be reduced by the assumption or substitution of equity-based awards of an entity that may be acquired by us or by common shares issued pursuant to an inducement award granted to persons not previously employed by us, and (iv) changes to the amending provisions to align the Omnibus Plan with more modern plans of other TSX listed companies. See our Management Information Circular for our 2022 annual meeting for further information.

The Board can, without shareholder approval, but subject to the following paragraph, amend or suspend any provision of the Omnibus Plan or any Award granted thereunder, or terminate the Omnibus Plan, at any time, regardless of whether any such amendment or suspension is material, fundamental or otherwise.  However, except as subject to the Omnibus Plan and applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant. Amendments to the Omnibus Plan are also subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:

▪	any amendment to increase the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions,
▪	increasing the length of the period after a blackout period when stock options may be exercised,
▪	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date,
▪	to allow non-employee directors to participate under the Omnibus Plan,
▪	to remove or exceed the limit of insiders participating in the Omnibus Plan,
▪

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions,

▪

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 (ten) business days following a blackout period if the option expired during or within 10 (ten) business days following a blackout period),

▪	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes, and
▪	to change the amendment provisions that will increase the Board’s authority to amend the Omnibus Plan without shareholder approval.

2023 Management Information Circular77

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

▪	establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan,
▪	correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary, and
▪	seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the 2012 DSU plan at any time, without shareholder approval, provided that any amendment of the 2012 DSU plan shall be such that the 2012 DSU Plan and any DSUs granted under the plan continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to DSUs to which the Directors are then entitled under the 2012 DSU plan. If the 2012 DSU plan is terminated, all DSUs already granted under the plan will continue to exist and be redeemed in accordance with the 2012 DSU plan, until no further DSUs granted under the plan remain outstanding. However, no additional DSUs shall be granted under the plan after termination of the 2012 DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of Mr. Neveu during 2022. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016. Mr. Stahl stopped participating in the DCPP upon his relocation to Houston on March 1, 2010 and in 2020, transferred his funds to an external locked-in registered retirement savings plan and is no longer a participant in the DCPP. As Mr. Ford, Ms. Foley, and Mr. Goraya have only been U.S. employees, they have not participated in the DCPP prior to or during 2022.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End ($)
Kevin Neveu	$627,229	—	$25,736	$652,965

Notes:

(1)	Represents employer contributions during 2022.
(2)	Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses

Termination and Change of Control

Employment Agreements

We have an employment agreement with each NEO. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. The terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan.

Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms. However, if replacement stock options are not provided, would give rise to adverse tax results to option holders, are granted by a continuing entity that is not publicly traded, or are not practicable as determined by our Board then, the outstanding stock options vest and may be exercised in certain conditions. These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

2023 Management Information Circular78

Component	Resignation	Retirement	Termination with Cause	Termination without Cause/ Constructive Dismissal	Change of Control (without Constructive Dismissal)	Disability or Death
Base Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO ∎ lump sum payment equal to 24 months of base salary as of the termination date Other NEOs ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term Incentive Plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other NEOs

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted Share Units	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance Share Units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited

∎   pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms

Termination without cause or constructive dismissal within 180 days following a change of control

∎   pro-rata portion of the unvested PSUs will vest on the termination date based on the level of achievement of the performance conditions up to the termination date

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal 180 days following a change of control

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

2023 Management Information Circular79

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2022.

Named Executive	Retirement ($)	Resignation ($)	Termination without cause(1) ($)	Termination without cause(1) following a change of control ($)	Change of control ($)
Kevin A. Neveu (2)
President and CEO
2 times base salary	—	—	$2,175,296	$2,175,296	—
2 times STIP target	—	—	$2,175,296	$2,175,296	—
Restricted share units	—	—	$3,253,379	$3,253,379	—
Performance share units (3)	—	—	$17,422,500	$17,422,500	—
Options (4)	—	—	$338,488	$338,488	—
Total payment	—	—	$25,364,959	$25,364,959	—
Carey T. Ford (2)
Chief Financial Officer
1.5 times base salary	—	—	$897,106	$897,106	—
1.5 times STIP target	—	—	$672,829	$672,829	—
Restricted share units	—	—	$1,034,024	$1,034,024	—
Performance share units (3)	—	—	$5,515,384	$5,515,384	—
Options (4)	—	—	$81,521	$81,521	—
Total payment	—	—	$8,200,864	$8,200,864	—
Gene C. Stahl (2)
President, North American Drilling
1.5 times base salary	—	—	$892,721	$892,721	—
1.5 times STIP target	—	—	$669,541	$669,541	—
Restricted share units	—	—	$929,122	$929,122	—
Performance share units (3)	—	—	$4,959,684	$4,959,684	—
Options (4)	—	—	$314,833	$314,833	—
Total payment	—	—	$7,765,902	$7,765,902	—
Veronica H. Foley (2)
Chief Legal and Compliance Officer
1.5 times base salary	—	—	$815,736	$815,736	—
1.5 times STIP target	—	—	$611,802	$611,802	—
Restricted share units	—	—	$724,213	$724,213	—
Performance share units (3)	—	—	$3,861,842	$3,861,842	—
Options (4)	—	—	$159,054	$159,054	—
Total payment	—	—	$6,172,647	$6,172,647	—
Shuja U. Goraya (2)
Chief Technology Officer
1.5 times base salary	—	—	$815,736	$815,736	—
1.5 times STIP target	—	—	$611,802	$611,802	—
Restricted share units	—	—	$683,232	$683,232	—
Performance share units (3)	—	—	$3,610,741	$3,610,741	—
Options (4)	—	—	$109,849	$109,849	—
Total payment	—	—	$5,831,360	$5,831,360	—

Notes:

(1)	Termination without cause includes any termination of employment other than retirement, resignation, or for cause.
(2)	The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2022 exchange rate of 1.35956.
(3)

PSU values were calculated using the December 31, 2022 closing price of US$76.70 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.

(4)

Option values were calculated using the difference between the strike price and the December 31, 2022 closing price of $103.71 on the TSX for Canadian options and US$76.70 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2022, including any unvested options that would have immediately vested given the particular trigger.

2023 Management Information Circular80

D – OTHER INFORMATION

Financial Measures and Ratios

Non-GAAP Measures

We reference certain additional Non-Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges. The most directly comparable financial measure is net earnings (loss).

Funds Provided by (Used in) Operations

We believe that funds provided by (used in) operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances. The most directly comparable financial measure is cash provided by (used in) operations.

Non-GAAP Ratios

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Return on Capital Employed

We use the return on capital employed as a performance measure. Return on capital employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Net Debt to Adjusted EBITDA

We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Other Financial Information

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2022, or to date in 2023.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

Liquidity

We define liquidity as available borrowing capacity under our Senior Credit Facility and Operating Facilities plus cash, which as of December 31, 2022 was approximately $574 million and $22 million, respectively.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2022. These reports are available on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

2023 Management Information Circular81

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices,
▪	our expectations about drilling activity in North America and the demand for drilling rigs,
▪	our debt repayment plans,
▪	our capital expenditure plans for 2023,
▪	our reduction in G&A expenses anticipated in 2023,
▪	our reduction in annualized interest expense for 2023,
▪	our recruitment of a female director in 2023, and
▪	our 2023 strategic priorities.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices,
▪	the status of current negotiations with our customers and vendors,
▪	customer focus on safety performance,
▪	existing term contracts are neither renewed or terminated prematurely,
▪	continued market demand for Tier 1 rigs,
▪	our ability to deliver rigs to customers on a timely basis,
▪	the general stability of the economic and political environment in the jurisdictions we operate in, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas,
▪	fluctuations in the level of oil and natural gas exploration and development activities,
▪	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services,
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity,
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage,
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs,
▪	liquidity of the capital markets to fund customer drilling programs,
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed,
▪	the physical, regulatory and transition impacts of climate change
▪	the impact of weather and seasonal conditions on operations and facilities,
▪	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services,
▪	ability to improve our rig technology to improve drilling efficiency,
▪	the success in vaccinations for COVID-19 worldwide,
▪	general political, economic, market or business conditions,
▪	the availability of qualified personnel and management,
▪	a decline in our safety performance which could result in lower demand for our services,
▪	business interruptions related to cybersecurity risks
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas,

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate,
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

2023 Management Information Circular82

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our AIF under Risks in Our Business, starting on page 31 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

▪	our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2022
▪	our 2022 annual report, which includes the above documents and the auditors’ report
▪	our annual information form for the year ended December 31, 2022, and
▪	any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, T2P 1G1, Canada	Phone: 403.716.4500 Fax: 403.264.0251 Email: corporatesecretary@precisiondrilling.com

2023 Management Information Circular83

APPENDIX A – 2022 DIRECTOR CONTINUING EDUCATION

2022 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
Evolving Cybersecurity Threats and Dangers: Update from the Frontline	NACD
Distinguishing Value Trap from Value Opportunity	Veriten
The Energy Equation: Policy, Security, Profits and Pain	Tudor Pickering Holt (TPH)
Cyber Risk Oversight – Transforming the Board Agenda from Cybersecurity to Cyber Resilience	ICD
Director Series: An Evolving Risk Landscape – What Audit Committees Need to Know	Deloitte
Corporate Governance
Leading Minds of Governance	NACD
CEOs (not) speaking out: Pitfalls and Imperatives	KPMG
In The Zone of the Unknown – Governing in Challenging Times PART 1	KPMG
The Zone of the Unknown – Governing in Challenging Times PART 2	KPMG
The Board’s Role in CEO Transitions	Hugessen Consulting Inc. (HCI)
National Conference: Governing with Courage	ICD
Director Series: The CEO Lessons Learned Series	TPH
CEO Succession and Best Practices and the Role of the Board	Korn Ferry (KF)
Universal Proxy Card	Spencer Stuart
2022 Diversity Disclosure Practices	Osler
Board Oversight of Cybersecurity	The Institute of Corporate Directors
Webinar on Universal Proxy Card	Spencer Stuart
Navigating the 2023 Annual Meeting and Reporting Season	Vincent & Elkins
The Diversity, Equity, and Inclusion Playbook	Heidrick & Struggles
Human Resources and Compensation
The SEC’s Pay-Versus-Performance Rule — What Boards Need to Know	AGENDA
Adapting your benefits strategy to a tight labour market and rising inflation	Willis Towers Watson (WTW)
2022 Executive Compensation Trends	HCI
Equipped for Uncertainty: Executive Pay Programs & Governance to Offset a Riskier Future	WTW
Resilient Executive Incentive Plan Strategies	Meridian Compensation Partners
Pay vs. Performance Guidance Is Finalized: What Compensation Committees Must Do	NACD
Executive compensation: Change on the Horizon	WTW
Industry and Markets
Rising Rates and Volatile Trading	NSYE
Learn with your peers: The Future of the American Board Report	NACD
2021 Legal Year in Review: Overview of significant developments	Osler
What All Directors Need to Prepare For The Transition to Net Zero	Institute of Corporate Directors (ICD)
How The Economics of Carbon Management Impact Our Energy Future	Gilbert Lausten Jung (GLJ)
Climate Change and the Private Sector	Deloitte
Energy Security is Back On The Table	Veriten
The SEC Climate Proposal: Part 1	KPMG
The Next Age of Uncertainty: An Interview with Former Bank of Canada Governor Stephen Poloz	ARC Energy Research Institute (AERI)
Leading In A Big Way: The Future of Small Modular Reactors in Canada	AERI
Alberta’s $90B Carbon Capture & Storage Opportunity	AERI
Reciprocity of Relationships – Our Indigenous Journey Continues	ICD
Oilfield Services Capacity: Hitting The Limits?	AERI
Energy War in Europe	AERI
The 'Columbia' Or The 'Chicago' School Of Thought On Energy Today	Veriten
Q4 2022 Economic Update with Stephen Poloz	Osler
Moving Forward Into The Future of Work	ICD
Energy Transition in the Middle East	AERI
At The Helm Of Creating Prosperity Around The World	Veriten
North American Energy Team Outlook: Opportunities & Challenges	TD Securities Inc
Economic Outlook	EY
Traditional Energy in the Energy Transition	Vincent & Elkins
How Investors Assign Value to OFS	Piper Sandler & Vaughn Nelson Investment Management

2023 Management Information Circular84

2022 Director Education Program Topic	Presented by
ESG
Harmonization of ESG Disclosures	NYSE
Webinar Discussion On Say On Climate	Canadian Coalition for Good Governance (CCGG)
The ESG Report Just Got Merged Into the 10-K	Veriten
ESG Update – Parts 1,2	HCI
Sustainability in the Spotlight: Board ESG Oversight and Strategy	Spencer Stuart
The Growing Anti-ESG Movement	ARC Energy Research Institute (AERI)
You Can Have Both Fossil Fuels AND Climate Progress	Veriten
New Canadian Clean Energy Incentives and COP 27	AERI
Why The Number One Global ESG Goal Should Be Energy Surplus	Veriten
Path to Net Zero: Getting Your Boardroom Comfortable with a Climate Emissions Target	ICD
SEC Climate Disclosure Deep Dive	Diligent and Kirkland & Ellis
ESG Risks, Opportunities and the Evolving Disclosure Landscape	Grant Thornton

2023 Management Information Circular85

APPENDIX B – ABOUT DSUs

About DSUs
Form of award	Notional share-based awards (granted in accordance with the 2021 DSU plan, the 2012 DSU plan and our old DSU plan)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting

▪ Vest when granted

▪ Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures

Payout	Settled in cash, in respect of DSUs outstanding under the 2012 DSU plan, cash or shares after the director retires or in the event of death
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2022.

DSUs vest immediately and can only be redeemed for cash or, in respect of DSUs outstanding under the 2012 DSU plan, cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as, for DSUs outstanding under the 2012 DSU plan, the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the 2012 DSU plan is limited to:

▪	a maximum of 50,000 shares from treasury, and the Board has the discretion to purchase shares on the open market or settle in cash for all 2012 DSUs
▪

not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury, and

▪

not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

2023 Management Information Circular86

APPENDIX C – BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors (the “Board of Directors”) of Precision Drilling Corporation (the “Corporation”) is responsible for the stewardship of the business and affairs of the Corporation. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of the Corporation are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪

be responsible for the strategic direction and planning for the Corporation, taking into account, among other things, the opportunities and risks of the business as they evolve over time. The strategic plan is reviewed and adopted on an annual basis at a special strategy session of the Board of Directors and Management;

▪	approve all significant transactions involving the Corporation, including all banking relationships and key borrowing and financing decisions;
▪	approve the annual business plan of the Corporation and its annual operating and capital budgets;
▪

approve, as recommended by the Audit Committee of the Board of Directors (the “Audit Committee”), requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;

▪	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business; and
▪	oversee the Corporation’s plans and strategies for stakeholder engagement and communications;

Senior Management

▪

appoint the CEO and, on the recommendation of the Human Resources and Compensation Committee of the Board of Directors (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

▪

approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by the HRCC;

▪

approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board of Directors only);

▪

review the Corporation’s succession plan for key positions at least annually, including emergency succession plans and long-term succession plans, and receive reports from the HRCC on key succession issues from time to time; and

▪	review the Corporation’s talent management, work force engagement and retention strategies, and receive reports from the HRCC on any key human capital management issues from time-to-time;

Heath & Safety and Corporate Responsibility

▪	oversee the Corporation’s Global Quality Health, Safety and Environmental Management System;
▪	receive periodic reports from the Corporation’s Safety and Corporate Responsibility Council;
▪

together with the respective committees of the Board of Directors and the HSE & Corporate Responsibility Council, oversee the Corporation’s commitment, approach, planning, performance, monitoring and disclosure related to sustainability and environment, social and governance (“ESG”) matters, including an annual review and quarterly reports on:

▪	ESG mapping and materiality assessment to evaluate ESG factors and considerations relevant to the Corporation’s business, operations and locations;
▪	Determining the Corporation’s ESG risks, opportunities, priorities and commitments, together with related timelines and strategies for executing those commitments; and
▪	Developing related performance metrices under its corporate performance scorecard and its compensation strategies;
▪

Oversee the approach to mandatory and voluntary reporting on climate and ESG matters, and reviewing reports and disclosure related to climate, sustainability, diversity and other ESG matters and commitments; and

▪

monitor regulatory regimes, trends and issues related to climate, environment, occupational health and safety, diversity and other ESG matters and assess any related risks, opportunities and external stakeholder concerns;

2023 Management Information Circular87

Financial Reporting and Risk Management

▪

be responsible for the integrity of the Corporation’s internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of the Corporation and reporting to the Board of Directors on such matters;

▪

approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of the Corporation. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

▪

approve and recommend to the Shareholders of the Corporation (the “Shareholders”), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

▪

together with the committees of the Board of Directors, ensure that Management identifies the principal risks of the Corporation’s business and ensure the implementation of a risk management system to manage all material risks. The Board of Directors and the respective committees shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who reports to the Board of Directors on the risks of the Corporation’s business, directly or through its committees who have specific oversight over areas of risk on behalf of the Board of Directors;

▪

receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters, compliance matters, key risk areas, and review the recommendations of the CGNRC regarding same;

▪	consider appropriate measures it may take if the performance of the Corporation falls short of its goals or as other circumstances warrant; and
▪

oversee the accurate reporting of the financial performance of the Corporation to the Shareholders and the investment community and ensure that the financial results of the Corporation are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that the Corporation make accurate, timely and effective communication of all material information to Shareholders, the investment community and other stakeholders;

Ethics, Disclosure and Corporate Conduct

▪

be responsible, to the extent feasible, for satisfying itself of the integrity of the CEO and the other senior executive officers appointed by the Board of Directors and ensuring that such individuals create a culture of integrity throughout the organization;

▪

ensure the Corporation meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of the Corporation consisting of the Chief Financial Officer and the Chief Legal & Compliance Officer, and such others as may be determined by them from time to time;

▪	approve material disclosure including the Corporation’s Annual Information Form, Annual Report, and annual Management Information Circular;
▪

be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to the Corporation’s directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or director of the Corporation; and

▪	through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the PD EthicsLine and conduct investigations when needed;

Delegation and Board Composition

▪

establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the Corporate Governance, Nominating and Risk Committee of the Board of Directors (the “CGNRC”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board of Directors as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

▪	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
▪	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;
▪

establish, through its CGNRC, the Corporation’s approach to corporate governance, including oversight of governance of the Corporation’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of the Corporation;

▪

review on an annual basis, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual directors, as well as the effectiveness of the Board of Directors evaluation process;

▪	determine, upon recommendation by the CGNRC, the near term and long term succession plans and any resultant refreshment and recruitment needs for the Board; and
▪	review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees;

2023 Management Information Circular88

Board of Directors Process/Effectiveness

▪

review and approve, on recommendation from the CGNRC, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation and is consistent with other comparable companies and market standards;

▪	approve policies designed to ensure that the Corporation operates at all times within applicable laws and regulations and to monitor compliance with all such policies; and
▪

adhere to all other Board of Directors responsibilities as set forth in the Corporation's by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.;

Structure and Authority

 Composition

▪

The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of the Corporation, applicable securities legislation and the rules of any stock exchange upon which the securities of the Corporation are listed for trading.

▪

A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading.

The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of the Corporation or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

▪

The CGNRC will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with the Corporation’s majority voting policy on the election of directors.

▪

The Board of Directors will appoint the Chair of the Board from among the Corporation’s directors. The term of each director will expire at the close of the next Annual Meeting of Shareholders (“Annual Meeting of Shareholders”) or when a successor is duly elected or appointed.

▪

If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the CGNRC, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, gender, ethnicity, age, stakeholder perspectives, geographic backgrounds, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

▪

The Board of Directors may, between Annual Meetings of Shareholders, appoint one or more additional directors for a term to expire at the close of the next Annual Meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding Annual Meeting of Shareholders.

▪

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement.

 Meetings and Quorum

▪	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.
▪	The Board of Directors will not transact business at a meeting of the Board of Directors unless a quorum is present.
▪

The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.

▪

Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

▪

The Board of Directors shall review and assess the adequacy of all Board of Directors and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Stakeholder Engagement

▪

The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with Shareholders and other stakeholders and interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision Drilling Corporation, 800, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1, Canada, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

2023 Management Information Circular89

▪

All communications received from any stakeholder will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on the Corporation’s website at www.precisiondrilling.com.

▪	Approved effective July 31, 2022

.

2023 Management Information Circular90

Virtual only meeting via live audio webcast online
at https://web.lumiagm.com/220635712

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, T2P 1G1, Canada

Phone: 403.716.4500

Email: info@precisiondrilling.com

www.precisiondrilling.com